UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 23, 2016 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 4Q16 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 4Q15, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 2016 RESULTS

Indicators (R$ Million)	4Q16	4Q15	Var.	2016	2015	Var.
Sales within the Concession Area - GWh	15,484	14,504	6.8%	56,987	57,558	-1.0%
Captive Market	11,038	10,621	3.9%	41,277	41,730	-1.1%
Free Client	4,446	3,883	14.5%	15,710	15,829	-0.8%
Gross Operating Revenue	8,596	8,719	-1.4%	30,785	34,302	-10.3%
Net Operating Revenue	5,512	4,930	11.8%	19,112	20,599	-7.2%
EBITDA(1)	1,004	1,149	-12.6%	4,126	4,143	-0.4%
Net Income	137	363	-62.2%	879	875	0.4%
Investments(2)	694	503	37.9%	2,288	1,465	56.2%

Notes:

(1)   EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 4.6 of this report;

(2)   Includes investment related to the construction of transmission lines of CPFL Transmissão  Piracicaba and Morro Agudo and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” (in non-current assets). Does not include special obligations.

2016 HIGHLIGHTS

•     Reduction in the load in the concession area (-3.3%);

•     Contracted demand is being preserved: -0.8% Off Peak and -0.6% Peak (Dec-16 x Dec-15);

•     Reductions of 7.2% in Net Operating Revenue and of 0.4% in EBITDA;

•     Investments of R$ 694 million in 4Q16 and of R$ 2,288 million in 2016;

•     Pro forma net debt of R$ 13.2 billion and leverage of 3.21x pro forma Net Debt/EBITDA;

•     Commercial start-up of Campo dos Ventos and São Benedito wind complexes (231 MW) in Dec-16;

•     Beginning of the consolidation of RGE Sul in CPFL Energia in Nov-16;

•     Alienation of CPFL Energia’s control to State Grid: sale of the stakes of Camargo Corrêa, Previ and Bonaire on Jan 23, 2017;

•     CPFL Energia’s shares were maintained in the ISE (the BM&FBOVESPA’s Corporate Sustainability Index), for the 12th consecutive year.

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1) MESSAGE FROM THE CEO

The year 2016 was quite challenging for most of the companies operating in Brazil. The Brazilian economy faced one of its worst crises, marked by a slowdown in economic activity and political instability.

Nevertheless, the business environment in Brazil’s electricity sector improved significantly after the regulatory issues that were fundamental for the stability and attractiveness of the sector were sorted out. Added to this was the new vision that guided the national energy policy rolled out by the government, with the appointment of a team for the energy sector that was better aligned with the modernization trends of the global electricity sector and was open to market dynamics.

Last year was marked by frequent discussions about the new forces that are driving the developments in the electricity sector - from the way companies do business to how they deal with consumers. We will go through a period of transition from the classic energy supply chain to a more open and dynamic market that is more digital, closer to the client, more competitive and much more technological. Besides focusing on building new power plants, grids and transmission lines, the most successful companies in this new scenario will be those that are capable of meeting the needs of consumers.

It’s in this context that the competitive advantages of CPFL Energia make all the difference. Our integrated corporate strategy and management and our solid financial health serve as credentials for us to play leading role in the new evolving fronts of the market.

Our corporate platform is prepared for the new paths of growth and modernization of the sector. Our operating model is based on three pillars that work in an integrated manner. The first is the corporate structure, which formulates the strategy and the financial policy and also lays down the guidelines on sustainability, communication and human resources. The second pillar is our shared services center, which manages the support functions common to all Group companies, such as payroll and IT services. The business units make up the third pillar. This way, we capture synergies quicker and ensure quality in the services we provide to our clients.

Combined with integrated corporate management, we have a healthy capital structure that is compatible with the risks and challenges faced by a company in our sector, which enables us to access competitive financing lines that are appropriate to our investment profile.

Our 2016 results reflected the synergies from integrated business management and the robustness of our capital structure. We had stable EBITDA compared to 2015, totaling R$ 4.13 billion, and a stable net income, reaching R$ 879 million, results that demonstrate the importance of the diversification of our business. We reduced our leverage to 3.21x Net Debt/EBITDA, adequate level for a company with our characteristics.

In 1H16, we started a new cycle of consolidation of the energy distribution segment in Brazil, with the acquisition of AES Sul, now RGE Sul. The deal was concluded in November and entailed an investment of R$ 1.7 billion. This acquisition added 1.3 million clients to our base, which already exceeds nine million consumers. We are also advancing on the strategy of growing the Group's non-regulated businesses, which will enable us to participate and influence the evolution of the free market and the expansion of solar energy in Brazil. We see our trading (CPFL Brasil), distributed power generation, energy efficiency (CPFL Eficiência) and energy infrastructure services (CPFL Serviços) as important drivers of the Group’s future.

We also made progress in power generation from alternative sources, such as solar, wind, biomass and small hydroelectric power plants (SHPP). Last year, CPFL Renováveis reached the milestone of 2 GW in installed capacity, becoming the biggest company in its segment in Latin America.

In addition to the advances made in our business segments, it is important to mention that we carried out an important and planned transition in the Company's management in July 2016. I took over as CEO of CPFL Energia, succeeding Wilson Ferreira Junior, who led the Company for 18 years.

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Another significant change was the operation that involved the sale of the controlling block of CPFL Energia to State Grid, a Chinese company that is the world’s biggest utility company and which has been in Brazil since 2010. State Grid is a benchmark in the global electricity sector, with a strong focus on new technologies and sound financial health. State Grid has a long-term vision for the business and has shown tremendous confidence in the platform and professionals of the CPFL group.

In this positive scenario of changes for both Brazil’s electricity sector and CPFL Energia, I am confident that our management model, our priorities and our vision for the future will enable us to offer the best solutions for our clients and consolidate our market leadership in Brazil.

Finally, I wish to thank our employees for their commitment and dedication. It’s they who are mainly responsible for the results that CPFL Energia has been delivering throughout its history.

Thank you very much.

Andre Dorf

CEO of CPFL Energia

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2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	4Q16	4Q15	Var.	2016	2015	Var.
Captive Market	11,038	10,621	3.9%	41,277	41,730	-1.1%
Free Client	4,446	3,883	14.5%	15,710	15,829	-0.8%
Total	15,484	14,504	6.8%	56,987	57,558	-1.0%

Sales within the Concession Area (without RGE Sul in Nov/Dec-16) - GWh
	4Q16	4Q15	Var.	2016	2015	Var.
Captive Market	9,886	10,621	-6.9%	40,125	41,730	-3.8%
Free Client	4,146	3,883	6.8%	15,411	15,829	-2.6%
Total	14,032	14,504	-3.3%	55,536	57,558	-3.5%

Note: RGE Sul was consolidated in November 2016. For more information, see item 3.2 of this report.

In 4Q16, sales within the concession area, achieved by the distribution segment, totaled 15,484 GWh, an increase of 6.8%, mainly due to the acquisition of RGE Sul. Disregarding the effect of this acquisition, sales within the concession area would have totaled 14,032 GWh, a reduction of 3.3%.

Sales to the captive market totaled 11,038 GWh in 4Q16, an increase of 3.9%, mainly due to the acquisition of RGE Sul; disregarding the effect of this acquisition, sales to the captive market would have totaled 9,886 GWh, a reduction of 6.9%, reflecting the adverse macroeconomic scenario, resulting in the fall of consumption and in the strong client migration to the free market. The quantity of energy, in GWh, which corresponds to the consumption of free clients in the concession area of group’s distributors, billed through the Tariff for the Usage of the Distribution System (TUSD), reached 4,446 GWh in 4Q16, an increase of 14.5%, mainly due to the acquisition of RGE Sul; disregarding the effect of this acquisition, the quantity of energy billed through TUSD would have reached 4,146 GWh, an increase of 6.8%.

In 2016, sales within the concession area totaled 56,987 GWh, a reduction of 1.0%. Disregarding the effect of the acquisition of RGE Sul, sales within the concession area would have totaled 55,536 GWh, a reduction of 3.5%.

Sales to the captive market totaled 41,277 GWh in 2016, a reduction of 1.1%; disregarding the effect of the acquisition of RGE Sul, sales to the captive market would have totaled 40,125 GWh, a reduction of 3.8%, reflecting the adverse macroeconomic scenario, resulting in the fall of consumption and in the strong client migration to the free market. The quantity of energy billed through the TUSD reached 15,710 GWh in 2016, a reduction of 0.8%; disregarding the effect of the acquisition of RGE, the quantity of energy billed through TUSD would have reached 15,411 GWh, a reduction of 2.6%.

Sales within the Concession Area - GWh
	4Q16	4Q15	Var.	Part.	2016	2015	Var.	Part.
Residential	4,450	4,093	8.7%	28.7%	16,473	16,164	1.9%	28.9%
Industrial	5,768	5,643	2.2%	37.3%	21,570	22,873	-5.7%	37.9%
Commercial	2,612	2,578	1.4%	16.9%	9,785	9,945	-1.6%	17.2%
Others	2,653	2,191	21.1%	17.1%	9,160	8,575	6.8%	16.1%
Total	15,484	14,504	6.8%	100.0%	56,987	57,558	-1.0%	100.0%

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Sales within the Concession Area (without RGE Sul in Nov/Dec-16) - GWh
	4Q16	4Q15	Var.	Part.	2016	2015	Var.	Part.
Residential	4,024	4,093	-1.7%	28.7%	16,046	16,164	-0.7%	28.9%
Industrial	5,323	5,643	-5.7%	37.9%	21,124	22,873	-7.6%	38.0%
Commercial	2,406	2,578	-6.7%	17.1%	9,578	9,945	-3.7%	17.2%
Others	2,280	2,191	4.1%	16.3%	8,787	8,575	2.5%	15.8%
Total	14,032	14,504	-3.3%	100.0%	55,536	57,558	-3.5%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 12.10.

Noteworthy in 4Q16, in the concession area:

•         Residential and commercial classes (28.7% and 16.9% of total sales, respectively): increases of 8.7% and of 1.4%, respectively, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have reductions of 1.7% and of 6.7%, respectively, reflecting the low economic activity in comparison with the 4Q15;

•         Industrial class (37.3% of total sales): increase of 2.2%, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have a reduction of 5.7%, reflecting the slowdown in economic activity. It is noteworthy that a large client of the steel business in the area of CPFL Piratininga has reduced consumption by 64.2% in comparison with the 4Q15; this represents 3.2% of the 5.7% reduction. Therefore, CPFL Piratininga recorded a reduction of 13.4% (239 GWh) in this class (or a reduction of 3.7% disregarding this client). CPFL Paulista recorded a reduction of 1.2% (32 GWh) and RGE had a reduction of 2.0% (17 GWh).

Noteworthy in 2016, in the concession area:

•         Residential and commercial classes (28.9% and 17.2% of total sales, respectively): increase of 1.9% and reduction of 1.6%, respectively, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have reductions of 0.7% and of 3.7%, respectively, reflecting the low economic activity in comparison with the 2015;

•         Industrial class (37.9% of total sales): reduction of 5.7%, despite the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have a reduction of 7.6%, reflecting the slowdown in economic activity. It is noteworthy that a large client of the steel business in the area of CPFL Piratininga has reduced consumption by 63.0% in comparison with 2015; this represents 3.2% of the 7.6% reduction. Therefore, CPFL Piratininga recorded a reduction of 15.3% (1,134 GWh) in this class (or a reduction of 5.3% disregarding this client). CPFL Paulista recorded a reduction of 3.5% (384 GWh) and RGE had a reduction of 3.0% (103 GWh).

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2.1.1) Sales by Segment – Concession Area

Note: in parentheses, the variation in percentage points from 4Q15 to 4Q16.

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	4,450	4,093	8.7%	16,473	16,164	1.9%
Industrial	1,767	2,035	-13.2%	7,182	8,117	-11.5%
Commercial	2,239	2,351	-4.8%	8,686	9,052	-4.0%
Others	2,582	2,142	20.5%	8,937	8,396	6.4%
Total	11,038	10,621	3.9%	41,277	41,730	-1.1%

Sales to the Captive Market (without RGE Sul in Nov/Dec-16) - GWh
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	4,024	4,093	-1.7%	16,046	16,164	-0.7%
Industrial	1,605	2,035	-21.1%	7,020	8,117	-13.5%
Commercial	2,048	2,351	-12.9%	8,495	9,052	-6.2%
Others	2,209	2,142	3.1%	8,564	8,396	2.0%
Total	9,886	10,621	-6.9%	40,125	41,730	-3.8%

Note: The tables with captive market sales by distributor are attached to this report in item 12.11.

The increase of 3.9% (417 GWh) in sales to the captive market, from 10,621 GWh in 4Q15 to 11,038 GWh in 4Q16, was influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, the sales to the captive market would have totaled 9,886 GWh in 4Q16, representing a reduction of 6.9% (736 GWh), mainly due to the performance of the industrial and commercial classes, reflecting the economic activity slowdown and the migration to the free market, as explained before.

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The reduction of 1.1% (452 GWh) in sales to the captive market, from 41,730 GWh in 2015 to 41,277 GWh in 2016, despite the acquisition of RGE Sul. Disregarding the effect of this acquisition, the sales to the captive market would have totaled 40,125 GWh in 2016, representing a reduction of 3.8% (1,604 GWh), mainly due to the performance of the industrial and commercial classes, reflecting the economic activity slowdown and the migration to the free market, as explained before.

2.1.3) Free Clients

Free Client - GWh
	4Q16	4Q15	Var.	2016	2015	Var.
Industrial	4,001	3,608	10.9%	14,388	14,757	-2.5%
Commercial	373	226	64.8%	1,099	893	23.1%
Others	72	48	48.0%	223	179	24.4%
Total	4,446	3,883	14.5%	15,710	15,829	-0.8%

Free Client (without RGE Sul in Nov/Dec-16) - GWh
	4Q16	4Q15	Var.	2016	2015	Var.
Industrial	3,717	3,608	3.0%	14,104	14,757	-4.4%
Commercial	358	226	57.9%	1,084	893	21.4%
Others	72	48	48.0%	223	179	24.4%
Total	4,146	3,883	6.8%	15,411	15,829	-2.6%

Free Client by Distributor - GWh
	4Q16	4Q15	Var.	2016	2015	Var.
CPFL Paulista	2,215	1,959	13.0%	8,125	7,861	3.4%
CPFL Piratininga	1,301	1,347	-3.4%	4,953	5,640	-12.2%
RGE	532	478	11.3%	1,987	1,928	3.1%
CPFL Santa Cruz	21	12	82.4%	62	46	35.6%
CPFL Jaguari	35	23	51.8%	111	75	48.5%
CPFL Mococa	7	8	-7.5%	29	27	7.2%
CPFL Leste Paulista	15	13	15.1%	57	49	15.4%
CPFL Sul Paulista	20	42	-53.0%	87	203	-57.0%
RGE Sul (*)	299	-	-	299	-	-
Total	4,446	3,883	14.5%	15,710	15,829	-0.8%

Note: (*) Considers the quantity of energy billed through the TUSD from the months of November and December 2016.

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2.2) Contracted Demand (% - high voltage)

Contracted Demand Evolution | % compared to the same month of the previous year

2.3) Generation Installed Capacity

In 4Q16, the installed capacity of generation of CPFL Energia, considering the proportional stake in each project, reached 3,258 MW, representing an expansion of 4.1% compared to 4Q15. This increase is due to the commercial start-up of Mata Velha SHPP and Campo do Ventos and São Benedito Wind Complexes.

Generation Installed Capacity | MW

Note: Take into account CPFL Energia’s 51.61% stake in CPFL Renováveis.

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3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of December 31, 2016 and 2015, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis. Since November 1st, 2016 CPFL Energia is considering the full consolidation of RGE Sul.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,311	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,695	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,461	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-quoted corporation	Indirect 100%	Interior of Rio Grande do Sul	118	1,320	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	209	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	58	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	41	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	85	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	47	30 years	July 2045

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 4 SHPPs (a) and 1 Thermal	715	715
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó") (b)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermals	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (c)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	See chapter 11.4.2	See chapter 11.4.2	See chapter 11.4.2	See chapter 11.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	6 MHPPs (d)	4	4

Notes:

(a)     SHPP – Small Hydroelectric Power Plant;

(b)     The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(c)     Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital);

(d)     MHPP – Micro Hydroelectric Power Plant;

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Energy commercialization and services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A. ("CPFL ESCO")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi") (e)	Limited company	IT services	Direct 100%
CPFL GD S.A. ("CPFL GD") (f)	Private corporation	Electric energy generation services	Indirect 100%

(e)     In September, 2014 the direct subsidiary TI Nect Serviços de Informática Ltda. (“Authi”), was set up with the objective of providing informatics, information technology maintenance, system update, program development and customization and computer and peripheral equipment maintenance services;

(f)      The main objective of CPFL GD S.A., incorporated in August 2015 and fully controlled by CPFL Eficiência Energética S.A., is the provision of general consultancy services in the electric energy market and commercialization of assets related to the electric energy generation plants;

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Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A. ("CPFL Transmissão Piracicaba")	Private corporation	Electric energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A. ("CPFL Transmissão Morro Agudo") (g)	Private corporation	Electric energy transmission services	Indirect 100%

(g)     The incorporation of CPFL Transmissora Morro Agudo S.A., subsidiary of CPFL Geração, was approved in January 2015, with the objective of building and operating electric energy transmission concessions, including construction, implementation, operation and maintenance of transmission facilities of the basic network of the Interlinked National System.

3.1) Consolidation of CPFL Renováveis Financial Statements

On December 31, 2016, CPFL Energia indirectly held 51.61% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Consolidation of RGE Sul Financial Statements

On December 31, 2016, CPFL Energia indirectly held 100% of RGE Sul, through its subsidiary CPFL Jaguariúna. RGE Sul has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since November 1st, 2016.

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

3.3) Economic-Financial Performance Presentation

In accordance with U.S. SEC (Securities and Exchange Commission) guidelines and pursuant to items 100 (a) and (b) of Regulation G, with the disclosure of this report, in order to avoid the disclosure of non-GAAP measures, we no longer will disclose the economic-financial performance considering the proportional consolidation of the generation projects and the adjustment of the numbers for non-recurring items, focusing the disclosure in the IFRS criterion. Only in chapter 5, of Indebtedness, we will continue presenting the information in the financial covenants criterion, considering that the proper reconciliation with the numbers in the IFRS criterion are presented in item 12.12 of this report.

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4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	8,596	8,719	-1.4%	30,785	34,302	-10.3%
Net Operating Revenue	5,512	4,930	11.8%	19,112	20,599	-7.2%
Cost of Electric Power	(3,237)	(2,962)	9.3%	(11,200)	(13,312)	-15.9%
Operating Costs & Expenses	(1,735)	(1,238)	40.1%	(5,389)	(4,642)	16.1%
EBIT	539	729	-26.1%	2,523	2,645	-4.6%
EBITDA[1]	1,004	1,149	-12.6%	4,126	4,143	-0.4%
Financial Income (Expense)	(454)	(258)	75.6%	(1,453)	(1,408)	3.2%
Income Before Taxes	196	563	-65.2%	1,381	1,454	-5.1%
Net Income	137	363	-62.2%	879	875	0.4%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12. See the calculation in item 4.6 of this report.

4.1) Opening of economic-financial performance by business segment

Income Statement by business segment - CPFL Energia (R$ million)
Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total

4Q16
Net operating revenue	4,332	263	509	609	102	20	(324)	5,512
Operating costs and expenses	(3,960)	(59)	(239)	(550)	(85)	(48)	324	(4,618)
Depreciation e amortization	(170)	(34)	(146)	(1)	(3)	(1)	-	(355)
Income from electric energy service	202	171	123	58	14	-	29	-	539
Equity accounting	-	110	-	-	-	-	-	110
EBITDA	372	315	270	59	17	-	28	-	1,004
Financial result	(201)	(96)	(141)	(7)	2	(11)	-	(454)
Income (loss) before taxes	1	185	(18)	51	17	(40)	-	196
Income tax and social contribution	(21)	(24)	(6)	(17)	(4)	14	-	(59)
Net income (loss)	(20)	161	(24)	33	13	(26)	-	137

4Q15 (Resubmitted)
Net operating revenue	3,962	264	451	484	44	49	(323)	4,930
Operating costs and expenses	(3,473)	(69)	(79)	(450)	(32)	(94)	323	(3,873)
Depreciation e amortization	(146)	(33)	(143)	(1)	(1)	(3)	-	(327)
Income from electric energy service	344	161	229	33	11	-	48	-	729
Equity accounting	-	92	-	-	-	-	-	92
EBITDA	489	286	372	34	12	-	45	-	1,149
Financial result	(24)	(103)	(132)	4	7	(10)	-	(258)
Income (loss) before taxes	320	150	97	37	18	(58)	-	563
Income tax and social contribution	(133)	(23)	(22)	(9)	(6)	(7)	-	(200)
Net income (loss)	186	127	75	28	12	(65)	-	363

Variation
Net operating revenue	9.3%	-0.3%	12.9%	25.9%	131.9%	-59.2%	0.1%	11.8%
Operating costs and expenses	14.0%	-15.5%	204.7%	22.4%	165.8%	-49.0%	0.1%	19.2%
Depreciation e amortization	16.6%	2.2%	2.1%	-11.1%	111.5%	-71.1%	-	8.3%
Income from electric energy service	-41.1%	5.7%	-46.2%	74.9%	33.1%	-40.0%	-	-26.1%
Equity accounting	-	20.2%	-	-	-	-	-	20.2%
EBITDA	-24.0%	10.0%	-27.6%	72.3%	42.2%	-37.9%	-	-12.6%
Financial result	744.1%	-7.2%	6.9%	-307.4%	-67.4%	6.9%	-	75.6%
Income (loss) before taxes	-99.6%	23.5%	-118.4%	37.9%	-7.8%	-31.7%	-	-65.2%
Income tax and social contribution	-84.0%	6.7%	-70.5%	87.4%	-38.7%	-312.6%	-	-70.7%
Net income (loss)	-110.7%	26.5%	-132.4%	21.6%	8.8%	-60.7%	-	-62.2%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 11.

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Income Statement by business segment - CPFL Energia (R$ million)
Distribution	Conventional Generation	Renewable Generation	Commerciali- zation	Services	Others	Eliminations	Total

2016
Net operating revenue	15,040	1,003	1,673	2,087	400	69	(1,160)	19,112
Operating costs and expenses	(13,195)	(205)	(680)	(1,924)	(322)	(133)	1,160	(15,298)
Depreciation e amortization	(591)	(127)	(553)	(4)	(13)	(3)	-	(1,291)
Income from electric energy service	1,254	672	440	159	65	(67)	-	2,523
Equity accounting	-	311	-	-	-	-	-	311
EBITDA	1,845	1,110	993	163	78	-	63	-	4,125
Financial result	(551)	(380)	(535)	7	5	(1)	-	(1,453)
Income (loss) before taxes	703	603	(95)	166	71	(68)	-	1,381
Income tax and social contribution	(296)	(99)	(46)	(53)	(17)	9	-	(501)
Net income (loss)	407	505	(141)	112	54	(58)	-	879

2015 (Resubmitted)
Net operating revenue	16,968	984	1,598	1,799	295	50	(1,094)	20,599
Operating costs and expenses	(14,824)	(309)	(597)	(1,669)	(251)	(118)	1,094	(16,674)
Depreciation e amortization	(587)	(132)	(541)	(5)	(13)	(3)	-	(1,280)
Income from electric energy service	1,557	543	461	125	31	(70)	-	2,645
Equity accounting	-	217	-	-	-	-	-	217
EBITDA	2,144	892	1,001	129	43	-	67	-	4,142
Financial result	(516)	(439)	(468)	4	39	(28)	-	(1,408)
Income (loss) before taxes	1,041	320	(7)	129	70	(99)	-	1,454
Income tax and social contribution	(415)	(38)	(49)	(41)	(18)	(18)	-	(579)
Net income (loss)	626	283	(56)	88	52	(117)	-	875

Variação
Net operating revenue	-11.4%	2.0%	4.7%	16.0%	35.9%	37.5%	6.1%	-7.2%
Operating costs and expenses	-11.0%	-33.7%	13.9%	15.3%	28.1%	12.7%	6.1%	-8.2%
Depreciation e amortization	0.7%	-4.1%	2.3%	-16.6%	1.9%	9.2%	-	0.9%
Income from electric energy service	-19.5%	23.7%	-4.5%	27.1%	113.5%	-5.2%	-	-4.6%
Equity accounting	-	43.6%	-	-	-	-	-	43.6%
EBITDA	-13.9%	24.5%	-0.8%	25.6%	80.9%	-5.9%	-	-0.4%
Financial result	6.7%	-13.6%	14.3%	51.6%	-86.1%	-97.2%	-	3.2%
Income (loss) before taxes	-32.4%	88.4%	1220.0%	28.0%	1.4%	-31.5%	-	-5.1%
Income tax and social contribution	-28.7%	162.3%	-5.9%	28.9%	-6.7%	-151.2%	-	-13.4%
Net income (loss)	-34.9%	78.5%	150.1%	27.5%	4.2%	-50.2%	-	0.4%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 11.

4.2) Reclassification of the Concession Financial Asset

The Company and its electric energy distribution subsidiaries, aiming at the better presentation of their operational and financial performance, concluded that the adjustment of expectation of the cash flow of the indemnable financial asset of the concession of each distributor, originally presented under financial revenue item, in financial result, should be more adequately classified in the operating revenues group, together with other revenues related to its activity. This allocation reflects more accurately the business model of electric energy distribution and provides a better presentation regarding its performance.

Pursuant to CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification, the CPFL Energia and its Subsidiaries changed their accounting policy previously adopted by an accounting policy that better reflects the performance of the Company's and its subsidiaries' businesses and, therefore, reclassified retrospectively into their income statements for 2015.

4.3) Sectoral Financial Assets and Liabilities

In 4Q16, it was accounted the total sectoral financial liabilities in the amount of R$ 342 million, compared to the total sectoral financial assets in the amount of R$ 195 million in 4Q15, a variation of R$ 537 million. In 2016, it was accounted the total sectoral financial liabilities in the amount of R$ 2,095 million, compared to the total sectoral financial assets in the amount of R$ 2,507 million in 2015, a variation of R$ 4,601 million.

On December 31, 2016, the balance of these sectoral financial assets and liabilities was negative in R$ 915 million, compared to a negative balance of R$ 435 million on September 30, 2016 and a positive balance of R$ 1,954 million on December 31, 2015.

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As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

4.4) Operating Revenue

In 4Q16, gross operating revenue reached R$ 8,596 million, representing a reduction of 1.4% (R$ 123 million). Deductions from the gross operating revenue was of R$ 3,084 million in 4Q16, representing a reduction of 18.6% (R$ 705 million). Net operating revenue reached R$ 5,512 million in 4Q16, registering an increase of 11.8% (R$ 582 million).

The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•      Increase of revenues in the Distribution segment, in the amount of R$ 370 million (for more details, see item 11.1.1.2);

•      Increase of revenues in the Commercialization segment, in the amount of R$ 125 million;

•      Increase of revenues in the Services segment, in the amount of R$ 58 million;

•      Increase of revenues in CPFL Renováveis, in the amount of R$ 58 million;

Partially offset by:

•      Reduction of revenues in Others, in the amount of R$ 29 million;

•      Reduction of revenues in the Conventional Generation segment, in the amount of R$ 1 million.

In 2016, gross operating revenue reached R$ 30,785 million, representing a reduction of 10.3% (R$ 3,518 million). Deductions from the gross operating revenue was of R$ 11,672 million in 2016, representing a reduction of 14.8% (R$ 2,031 million). Net operating revenue reached R$ 19,112 million in 2016, registering a reduction of 7.2% (R$ 1,487 million).

The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•      Reduction of revenues in the Distribution segment, in the amount of R$ 1,928 million (for more details, see item 11.1.1.2);

•      Reduction of revenues in Eliminations (among the segments), in the amount of R$ 66 million;

Partially offset by:

•      Increase of revenues in the Commercialization segment, in the amount of R$ 288 million;

•      Increase of revenues in the Services segment, in the amount of R$ 106 million;

•      Increase of revenues in CPFL Renováveis, in the amount of R$ 75 million;

•      Increase of revenues in the Conventional Generation segment, in the amount of R$ 20 million;

•      Increase of revenues in Others, in the amount of R$ 19 million.

4.5) Cost of Electric Energy

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

In 4Q16, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,237 million, registering an increase of 9.3% (R$ 275 million).

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The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 2,904 million in 4Q16, an increase of 10.0% (R$ 265 million), due to the following factors:

               (i)       Impact of the inclusion of RGE Sul in our consolidation in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The total cost of electric power purchased for resale in relation to RGE Sul (which was not included in our consolidation in 4Q15) totaled R$ 288 million for November and December 2016;

              (ii)       Increase of 13.7% (R$ 282 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the increases of 1.9% in the average purchase price (R$ 177.59/MWh in 4Q16 vs. R$ 174.23/MWh in 4Q15) and of 11.6% (1,362 GWh) in the volume of purchased energy;

             (iii)      Increase in the amount of energy purchased in the spot market/PROINFA cost (R$ 41 million), excluding the GSF and the effect of the strategy put in place for the seasonality of physical guarantee;

            (iv)       Reduction of 3.5% (R$ 10 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase;

Partially offset by:

             (v)       Reduction of 44.0% (R$ 355 million) in the cost of energy from Itaipu, due to the reductions of 43.3% in the average purchase price (R$ 176.67/MWh in 4Q16 vs. R$ 311.55/MWh in 4Q15) and of 1.2% (31 GWh) in the volume of purchased energy.

•   Charges for the use of the transmission and distribution system reached R$ 333 million in 4Q16, an increase of 3.1% (R$ 10 million), due to the following factors:

               (i)       Impact of the inclusion of RGE Sul in our consolidation in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The total charges for the use of the transmission and distribution system in relation to RGE Sul (which was not included in our consolidation in 4Q15) totaled R$ 38 million for November and December 2016;

              (ii)       Variation of R$ 41 million in Reserve Energy Charges – EER, since there was no registration in 4Q16 and there was a revenue of financial resources derived from the Reserve Energy Account (CONER) in the amount of R$ 41 million in 4Q15;

             (iii)       Increase of R$ 4 million in Itaipu transmission charges and charges for connection;

            (iv)       Reduction of 9.6% (R$ 3 million) in PIS and COFINS tax credits (cost reducer), generated from the charges;

Partially offset by:

             (v)       Reduction of 49.9% (R$ 74 million) in the System Service Usage Charges – ESS, due to the spot price (PLD) reduction;

            (vi)       Reduction of R$ 2 million in the basic network and usage of the distribution system charges.

In 2016, the cost of electric energy amounted to R$ 11,200 million, registering a reduction of 15.9% (R$ 2,112 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 9,849 million in 2016, a reduction of 16.9% (R$ 1,998 million), due to the following factors:

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               (i)       Reduction of 31.5% (R$ 904 million) in the cost of energy from Itaipu;

              (ii)       Reduction of 9.3% (R$ 852 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts;

             (iii)       Reduction of 74.7% (R$ 767 million) in the amount of energy purchased in the spot market/PROINFA cost;

Partially offset by:

            (iv)       Impact of the inclusion of RGE Sul in our consolidation in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The total cost of electric power purchased for resale in relation to RGE Sul (which was not included in our consolidation in 2015) totaled R$ 288 million for November and December 2016;

             (v)       Reduction of 19.8% (R$ 237 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system reached R$ 1,351 million in 2016, a reduction of 7.8% (R$ 114 million), due to the following factors:

               (i)       Reduction of 35.9% (R$ 200 million) in the System Service Usage Charges – ESS;

              (ii)       Reduction of R$ 44 million in the basic network and usage of the distribution system charges;

Partially offset by:

             (iii)       Increase of 95.3% (R$ 52 million) in Reserve Energy Charges – EER;

            (iv)       Impact of the inclusion of RGE Sul in our consolidation in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The total charges for the use of the transmission and distribution system in relation to RGE Sul (which was not included in our consolidation in 2015) totaled R$ 38 million for November and December 2016;

             (v)       Increase of R$ 23 million in Itaipu transmission charges and charges for connection;

            (vi)       Reduction of 11.2% (R$ 16 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

4.6) Operating Costs and Expenses

For this report, we regarded the impact of RGE Sul as an isolated item.

Operating costs and expenses were R$ 1,735 million in 4Q16, an increase of 40.1% (R$ 173 million) if compared to 4Q15 that reached R$ 1,238 million, due to the following factors:

PMSO

PMSO item, that reached R$ 819 million in 4Q16, compared to R$ 621 million in 4Q15, registering an increase of 31.9% (R$ 198 million).

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PMSO (R$ million)
	4Q16	4Q15	Variation		2016	2015	Variation
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(320.6)	(240.3)	(80.2)	33.4%	(1,093.9)	(939.2)	(154.7)	16.5%
Material	(46.1)	(34.1)	(12.0)	35.2%	(189.9)	(139.9)	(50.0)	35.7%
Outsourced Services	(187.9)	(146.3)	(41.6)	28.5%	(651.2)	(559.0)	(92.2)	16.5%
Other Operating Costs/Expenses	(264.8)	(200.6)	(64.2)	32.0%	(734.3)	(618.5)	(115.8)	18.7%
Allowance for doubtful accounts	(46.3)	(32.8)	(13.6)	41.4%	(176.3)	(126.9)	(49.5)	39.0%
Legal, judicial and indemnities expenses	(43.7)	(66.3)	22.6	(34.1%)	(181.9)	(274.4)	92.5	(33.7%)
GSF risk premium	(2.4)		(2.4)	-	(9.6)	-	(9.6)	-
Others	(172.4)	(101.5)	(70.9)	69.9%	(366.5)	(217.2)	(149.3)	68.7%
Reported PMSO - (A)	(819.3)	(621.2)	(198.1)	31.9%	(2,669.4)	(2,256.6)	(412.7)	18.3%
PMSO RGE Sul (Nov/16 and Dez/16)
Personnel	(32.6)		(32.6)		(32.6)		(32.6)
Material	(5.5)		(5.5)		(5.5)		(5.5)
Outsourced Services	(22.2)		(22.2)		(22.2)		(22.2)
Other Operating Costs/Expenses	(32.5)		(32.5)		(32.5)		(32.5)
Allowance for doubtful accounts	(5.1)		(5.1)		(5.1)	-	(5.1)
Legal, judicial and indemnities expenses	(11.1)		(11.1)		(11.1)	-	(11.1)
Others	(16.3)		(16.3)		(16.3)	-	(16.3)
Total PMSO RGE Sul - (B)	(92.8)	-			(92.8)	-
PMSO reportado
Personnel	(288.0)	(240.3)	(47.7)	19.8%	(1,061.3)	(939.2)	(122.1)	13.0%
Material	(40.6)	(34.1)	(6.5)	19.0%	(184.4)	(139.9)	(44.5)	31.8%
Outsourced Services	(165.7)	(146.3)	(19.4)	13.3%	(629.0)	(559.0)	(70.0)	12.5%
Other Operating Costs/Expenses	(232.2)	(200.6)	(31.7)	15.8%	(701.8)	(618.5)	(83.3)	13.5%
Allowance for doubtful accounts	(41.2)	(32.8)	(8.5)	25.8%	(171.2)	(126.9)	(44.4)	35.0%
Legal, judicial and indemnities expenses	(32.6)	(66.3)	33.7	(50.9%)	(170.8)	(274.4)	103.6	(37.8%)
GSF risk premium	(2.4)	-	(2.4)	-	(9.6)	-	(9.6)
Others	(156.1)	(101.5)	(54.6)	53.8%	(350.1)	(217.2)	(132.9)	61.2%
Total PMSO - (A) - (B)	(726.5)	(621.2)	(105.3)	16.9%	(2,576.5)	(2,256.6)	(319.9)	14.2%

    (i)        Personnel - increase of 33.4% (R$ 80 million), mainly due to:

✓  RGE Sul acquisition (R$ 33 million);

✓  Collective bargaining agreement – wages and benefits (R$ 18 million);

✓  Increase in the Services segment business, due to business expansion of CPFL Serviços, CPFL Atende, Nect and CPFL Eficiência (R$ 15 million);

✓  Increase in the CPFL Renováveis (R$ 4 million);

✓  Other effects (R$ 10 million).

   (ii)        Material – increase of 35.2% (R$ 12 million), mainly explained by:

✓  RGE Sul acquisition (R$ 6 million);

✓  Services business segment increase (R$ 4 million);

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✓  Replacement of material to the maintenance of lines and grid in the Distribution segment business (R$ 3 million).

  (iii)        Out-sourced services - increase of 28.0% (R$ 42 million), mainly due to increase in the expenses in:

✓  RGE Sul acquisition (R$ 22 million);

✓  Maintenance of the power grid (R$ 14 million);

✓  Meter reading and use (R$ 3 million);

✓  Tree pruning (R$ 2 million);

✓  Collection actions (R$ 1 million).

 (iv)        Other operational costs/expenses - increase of 32.0% (R$ 64 million), mainly due to increase in the expenses in:

✓  write-off of the physical inventory of wind and SHPPs projects, as well as the provision for write-off of projects in the CPFL Renováveis (R$ 74 million);

✓  RGE Sul acquisition (R$ 33 million);

✓  Recognition of insurance against material damages related to the claim at Bio Pedra (CPFL Renováveis) in 4Q15 (R$ 16 million);

✓  Allowance for doubtful account (R$ 8 million);

✓  Recognition of indemnity for supplier unavailability (R$ 6 million);

✓  GSF risk premium payment – Conventional Generation segment business and CPFL Renováveis (R$ 2 million);

Partially offset by:

✓  50.9% legal and judicial expenses decrease (R$ 34 million);

✓  CPFL Telecom and CPFL Total assets impairment (31 million).

In the year, PMSO totaled R$ 2,669 million, a 18.3% increase (R$ 413 million). Disregarding RGE Sul, it would be an increase of 14.2% (R$ 320 million):

    (i)        Personnel - increase of 16.5% (R$ 155 million), mainly due to:

✓  Collective bargaining agreement – wages and benefits (R$ 68 million);

✓  Increase in the Services segment business, due to business expansion of CPFL Serviços, CPFL Atende, Nect and CPFL Eficiência (R$ 15 million);

✓  RGE Sul acquisition (R$ 33 million);

✓  Increase in the CPFL Renováveis (R$ 12 million);

✓  Other effects (R$ 4 million).

   (ii)        Material – increase of 35.7% (R$ 50 million), mainly explained by:

✓  Replacement of material to the maintenance of lines and grid in the Distribution segment business (R$ 14 million);

✓  Services business segment increase (R$ 9 million);

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✓  CPFL Renováveis increase (R$ 8 million);

✓  RGE Sul acquisition (R$ 6 million);

✓  Other (R$ 4 million).

  (iii)        Out-sourced services - increase of 16.2% (R$ 92 million), mainly due to increase in the expenses in:

✓  CPFL Renováveis increase (R$ 32 million);

✓  RGE Sul acquisition (R$ 22 million);

✓  Collection actions (R$ 17 million);

✓  Tree pruning (R$ 12 million);

✓  Meter reading and use (R$ 10 million);

 (iv)        Other operational costs/expenses - increase of 18.7% (R$ 116 million), mainly due to increase in the expenses in:

✓  Write-off of the physical inventory of wind and SHPPs projects, as well as the provision for write-off of projects in the CPFL Renováveis (R$ 74 million);

✓  Allowance for doubtful account (R$ 44 million);

✓  RGE Sul acquisition (R$ 33 million);

✓  Disposal assets increase (R$ 19 million);

✓  Recognition of insurance for material damages and property, plant and equipment write-off related to the damaged turbine at Bio Pedra (CPFL Renováveis) (R$ 10 million);

✓  GSF risk premium payment – Conventional Generation segment business and CPFL Renováveis (R$ 10 million);

✓  DIC/FIC fines (R$ 7 million);

✓  Recognition of indemnity for supplier unavailability (R$ 6 million);

✓  Reversal of the provision resulting from a discontinued SHPP project (R$ 3 million);

✓  Others (R$ 37 million);

Partially offset by:

✓  Legal and judicial expenses decrease (R$ 104 million);

✓  CPFL Telecom and CPFL Total assets impairment (31 million).

Other operating costs and expenses

Other operating costs and expenses reached R$ 916 million in 4Q16, compared to R$ 6 million in 4Q15, registering an increase of 48.4% (R$ 299 million), with the variations below:

•         Increase of 68.5% (R$ 191 million) in cost of building the concession´s infrastructure;

•         Acquisition of RGE Sul (R$ 97 million);

•         Increase of 112.5% (R$ 13 million) in Private Pension Fund expenses, due to actuarial report update;

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•         Increase of 2.0% (R$ 5 million) in Depreciation and Amortization;

In the year, other operating costs and expenses reached R$ 2,720 million, an increase of 14.0% (R$ 334 million), with the following variations:

•         Increase of 23.0% (R$ 240 million) in cost of building the concession´s infrastructure;

•         Acquisition of RGE Sul (R$ 97 million);

•         Increase of 3.7% (R$ 37 million) in Depreciation and Amortization, mainly due to increase in the Distribution segment (R$ 17 million) and CPFL Renováveis (R$ 13 million), basically due to the operational startup of assets over the last 12 months;

•         Increase of 24.9% (R$ 15 million) in Private Pension Fund expenses, due to actuarial report update ;

Partially offset by:

•         Decrease of 17.8% (R$ 54 million) in Intangible of Concession Amortization

4.7) EBITDA

In 4Q16, EBITDA reached R$ 1,004 million, registering a reduction of 12.6% (R$ 145 million). In 2016, EBITDA totaled R$ 4,126 million, compared to R$ 4,143 million in 2015, a reduction of 0.4% (R$ 18 million).

EBITDA and Net Income conciliation (R$ million)
	4Q16	4Q15	Var.	2016	2015	Var.
Net Income	137	363	-62.2%	879	875	0.4%
Depreciation and Amortization	355	328		1,292	1,281
Financial Result	454	258		1,453	1,408
Income Tax / Social Contribution	59	200		501	579
EBITDA	1,004	1,149	-12.6%	4,126	4,143	-0.4%

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4.8) Financial Result

Financial Result (R$ Million)
	4Q16	4Q15	Var.	2016	2015	Var.
Revenues
Income from Financial Investments	183	141	29.6%	667	473	41.2%
Additions and Late Payment Fines	71	64	11.0%	246	216	14.0%
Fiscal Credits Update	5	46	-88.4%	32	58	-43.8%
Judicial Deposits Update	8	23	-63.9%	35	85	-58.4%
Monetary and Foreign Exchange Updates	16	42	-61.2%	148	122	21.6%
Discount on Purchase of ICMS Credit	3	4	-22.1%	16	13	24.3%
Sectoral Financial Assets Update	(18)	65	-	33	163	-79.9%
PIS and COFINS - over Other Financial Revenues	(18)	(34)	-45.5%	(63)	(53)	19.6%
PIS and COFINS over Interest on Own Capital	(1)	(1)	-0.6%	(2)	(7)	-66.5%
Others	19	19	0.5%	88	75	18.1%
Total	268	368	-27.2%	1,201	1,143	5.0%

Expenses
Debt Charges	(495)	(459)	7.8%	(1,811)	(1,725)	5.0%
Monetary and Foreign Exchange Updates	(188)	(125)	50.8%	(703)	(687)	2.4%
(-) Capitalized Interest	16	17	-6.7%	68	46	49.4%
Sectoral Financial Liabilities Update	(8)	(0)	3392.0%	(25)	(2)	1494.3%
Use of Public Asset	(2)	(6)	-57.8%	(15)	(16)	-6.7%
Others	(44)	(53)	-17.7%	(168)	(167)	0.2%
Total	(722)	(627)	15.2%	(2,654)	(2,551)	4.0%

Financial Result	(454)	(258)	75.6%	(1,453)	(1,408)	3.2%

Financial Result (without RGE Sul in Nov-Dec/16) (R$ Million)
	4Q16	4Q15	Var.	2016	2015	Var.
Revenues
Income from Financial Investments	180	141	27.8%	665	473	40.6%
Additions and Late Payment Fines	61	64	-5.4%	236	216	9.1%
Fiscal Credits Update	5	46	-88.4%	32	58	-43.8%
Judicial Deposits Update	6	23	-74.9%	33	85	-61.4%
Monetary and Foreign Exchange Updates	18	42	-57.8%	149	122	22.7%
Discount on Purchase of ICMS Credit	3	4	-22.1%	16	13	24.3%
Sectoral Financial Assets Update	(13)	65	-	38	163	-76.9%
PIS and COFINS - over Other Financial Revenues	(15)	(34)	-55.5%	(60)	(53)	13.2%
PIS and COFINS over Interest on Own Capital	(1)	(1)	-0.6%	(2)	(7)	-66.5%
Others	19	19	0.8%	88	75	18.2%
Total	262	368	-28.8%	1,195	1,143	4.5%

Expenses
Debt Charges	(467)	(459)	1.7%	(1,783)	(1,725)	3.3%
Monetary and Foreign Exchange Updates	(179)	(125)	43.5%	(694)	(687)	1.1%
(-) Capitalized Interest	15	17	-9.9%	68	46	48.2%
Sectoral Financial Liabilities Update	(8)	(0)	3680.9%	(26)	(2)	1535.5%
Use of Public Asset	(2)	(6)	-57.8%	(15)	(16)	-6.7%
Others	(42)	(53)	-22.3%	(165)	(167)	-1.2%
Total	(683)	(627)	9.0%	(2,615)	(2,551)	2.5%

Financial Result	(421)	(258)	62.8%	(1,421)	(1,408)	0.9%

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

In 4Q16, net financial expense was of R$ 454 million, an increase of 75.6% (R$ 195 million) compared to the net financial expense of R$ 258 million reported in 4Q15.

The items explaining these variations in Financial Result are as follows:

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•         Financial Revenues: a reduction of 27.2% (R$ 100 million), from R$ 368 million in 4Q15 to R$ 268 million in 4Q16, mainly due to the following factors:

(i)            Reduction of R$ 78 million in sectoral financial assets update, from a revenue of R$ 65 million in 4Q15 to an expense of R$ 13 million in 4Q16;

(ii)           Reduction of 88.4% (R$ 40 million) in fiscal credits update;

(iii)          Reduction of 57.8% (R$ 24 million) in the monetary and foreign exchange updates, due to: (a) the reduction of R$ 19 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; (b) the reduction of R$ 10 million in the update of the balance of tariff subsidies, as determined by ANEEL; (c) the reduction of R$ 4 million in the gain with the zero-cost collar derivative1; (d) other monetary and foreign exchange updates (R$ 2 million); partially offset by (e) the effect of the exchange variation in Itaipu invoices (R$ 10 million);

(iv)         Reduction of 74.9% (R$ 17 million) in judicial deposits update;

(v)          Reduction of 5.4% (R$ 3 million) in additions and late payment fines;

(vi)         Reduction of 22.1% (R$ 1 million) in discount on the acquisition of ICMS credit;

Partially offset by:

(vii)       Increase of 27.8% (R$ 39 million) in the income from financial investments, due mainly to the increase in the average balance of investments;

(viii)      Reduction of 55.5% (R$ 19 million) in PIS and COFINS over Other Financial Revenue (revenue reducer);

 (ix)         Impact of the inclusion of RGE Sulin our consolidation in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The total financial revenue in relation to RGE Sul (which was not included in our consolidation in 4Q15) totaled R$ 6 million for November and December 2016.

•         Financial Expenses: an increase of 15.2% (R$ 95 million), from R$ 627 million in 4Q15 to R$ 722 million in 4Q16, mainly due to the following factors:

(i)            Increase of 43.5% (R$ 54 million) in the monetary and foreign exchange updates, due to: (a) the increase of debt charges in foreign currency, with swap to CDI interbank rate (R$ 36 million), reflecting the increase in the stock of debt; (b) the effect of Itaipu’s exchange variation (R$ 41 million); partially offset by (c) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 22 million);

 (ii)           Impact of the inclusion of RGE Sulin our consolidation in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The total financial expense in relation to RGE Sul (which was not included in our consolidation in 4Q15) totaled R$ 39 million for November and December 2016;

(iii)          Increase of R$ 8 million in sectoral financial liabilities update, from an expense of R$ 0.2 million in 4Q15 to an expense of R$ 8 million in 4Q16;

(iv)         Increase of 1.7% (R$ 8 million) of debt charges in local currency, reflecting the increase in the stock of debt;

1In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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Partially offset by:

(v)          Reduction of R$ 10 million in other financial expenses;

(vi)         Reduction of 57.8% (R$ 3 million) in the financial expenses with the Use of Public Asset (UBP).

In 2016, the financial result registered a net expense of R$ 1,453 million, an increase of 3.2% (R$ 46 million).

The items explaining these variations in Financial Result are as follows:

•         Financial Revenues: an increase of 5.0% (R$ 57 million), from R$ 1,143 million in 2015 to R$ 1,201 million in 2016, mainly due to the following factors:

(i)         Increase of 40.6% (R$ 192 million) in the income from financial investments;

(ii)        Increase of 22.7% (R$ 28 million) in the monetary and foreign exchange updates;

(iii)       Increase of 9.1% (R$ 20 million) in additions and late payment fines;

(iv)      Increase of R$ 14 million in other financial revenues;

(v)       Impact of the inclusion of RGE Sulin our consolidation in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The total financial revenue in relation to RGE Sul (which was not included in our consolidation in 2015) totaled R$ 6 million for November and December 2016;

Partially offset by:

(vi)      Reduction of 76.9% (R$ 125 million) in sectoral financial assets update;

(vii)     Reduction of 61.4% (R$ 52 million) in judicial deposits update;

(viii)    Reduction of 43.8% (R$ 25 million) in fiscal credits update.

•         Financial Expenses: an increase of 4.0% (R$ 103 million), from R$ 2,551 million in 2015 to R$ 2,654 million in 2016, mainly due to the following factors:

(i)         Increase of 3.3% (R$ 58 million) of debt charges in local currency;

(ii)        Impact of the inclusion of RGE Sulin our consolidation in November and December 2016, after the acquisition of this company was completed on October 31, 2016. The total financial expense in relation to RGE Sul (which was not included in our consolidation in 2015) totaled R$ 39 million for November and December 2016;

(iii)       Increase of R$ 24 million in sectoral financial liabilities update;

(iv)      Increase of 1.1% (R$ 7 million) in the monetary and foreign exchange updates;

Partially offset by:

(v)       Increase of 48.2% (R$ 22 million) in capitalized interest (expense reducer);

(vi)      Reduction of R$ 3 million in other financial expenses.

4.9) Net Income

In 4Q16, net income was R$ 137 million, registering a reduction of 62.2% (R$ 225 million). In 2016, net income totaled R$ 879 million, compared to R$ 875 million in 2015, an increase of 0.4% (R$ 4 million).

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5) DEBT

5.1) Debt (IFRS)

1)     Do not consider mark-to-market effects and borrowing costs.

Indexation after Hedge1 – 4Q15 vs. 4Q16

1) For debt linked to foreign currency (26% of total in 4Q16), swaps are contracted, which convert indexing for CDI;

Net Debt and Leverage in IFRS

IFRS - R$ Million	4Q16	4Q15	Var. %
Financial Debt (including hedge)	(21,358)	(19,489)	9.6%
(+) Available Funds	6,165	4,033	52.8%
(=) Net Debt	(15,193)	(15,455)	-1.7%

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5.2) Debt Amortization Schedule in Covenant Criteria

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 24 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the beginning of 2016, CPFL Energia started working in 2017 and 2018 prefunding.

Debt Amortization Schedule in Covenant criteria (Dec-16)1

1) Considers only the principal debt of R$ 18,641 million, excluding accrued interests of R$ 567 million and including other adjustments in the amount of R$ 18 million) to reach in the debt value of R$ 19.190 million in the Covenant criteria.

The cash position at the end of 4Q16 had a coverage ratio of 2.38x the amortizations of the next 12 months, enough to honor all amortization commitments until the beginning of 2018. The average amortization term, calculated by this schedule, is 2.81 years.

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5.2.3) Indexation and Debt Cost in Covenant criteria

Indexation1 After Hedge2 Covenant criteria – 4Q15 vs. 4Q16

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (26% of total), swaps are contracted, which convert the indexation to CDI. The debt amount indexed in Interbank Rate (CDI) increased from 75.9% to 76.0%, mainly due to the R$ 620 million borrowed by CPFL Energia (holding) and R$ 400 million by CPFL Brasil through debentures emission in 4Q16.

Gross Debt Cost1 in Covenant criteria – LTM

1) Adjusted by the proportional consolidation since 2012; Financial debt (+) private pension fund (-) hedge.

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5.3) Net Debt in Covenant Criteria and Leverage

In 4Q16, Pro forma Net Debt totaled R$ 13,225 million, an increase of 8.3% compared to net debt position at the end of 4Q15 in the amount of R$ 12,213 million.

Covenant Criteria (*) - R$ Million	4Q16	4Q15	Var.
Financial Debt (including hedge)[1]	(19,190)	(17,667)	8.6%
(+) Available Funds	5,966	5,454	9.4%
(=) Net Debt	(13,225)	(12,213)	8.3%
EBITDA Proforma[2]	4,117	3,584	14.9%
Net Debt / EBITDA	3,21x	3,41x	-0,20x

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) Adjusted EBITDA in the covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries. Also, include in the calculation of adjusted EBITDA the effects of historic EBITDA of newly acquired projects. Considering that, adjusted net debt totaled R$ 13,225 million and EBITDA Proforma in the last 12 months reached R$ 4,117 million, the ratio adjusted Net Debt / EBITDA Proforma at the end of 4Q16 reached 3.21x.

6) INVESTMENTS

6.1) Capital Expenditures

Investments (R$ Million)
Segment	4Q16	4Q15	Var.	2016	2015	Var.
Distribution	491	256	92.1%	1,201	868	38.2%
Generation - Conventional	3	4	-37.4%	8	7	9.5%
Generation - Renewable	170	206	-17.8%	979	494	98.3%
Commercialization	1	1	0.8%	4	2	52.7%
Services and Others[1]	13	29	-54.1%	47	56	-16.4%
Subtotal	678	496	36.6%	2,238	1,428	56.7%
Transmission	15	7	129.9%	51	37	35.0%
Total	694	503	37.9%	2,288	1,465	56.2%
Special Obligations	74	81	-8.4%	226	255	-11.3%

Note:

1) Others – basically refer to assets and transactions that are not related to the listed segments.

In 4Q16, R$ 678 million were invested, an increase of 36.6% if compared to 4Q15. In addition, there was an investment of R$ 15 million in the quarter related to the transmission lines construction of CPFL Transmissão Morro Agudo, which, according to the requirements of IFRIC 12, was recorded as “Financial Asset of Concession” (non-current assets). CPFL Energia also accounted for R$ 74 million in Special Obligations in the quarter, among other items financed by the consumer.

In 2016, R$ 2,238 million were invested, an increase of 56.7% if compared to the previous year. In addition, there was an investment of R$ 51 million in the quarter related to the transmission lines construction of CPFL Transmissão Morro Agudo and R$ 226 million in Special Obligations.

We highlight investments made by CPFL Energia in each segment:

    (i)        Distribution:

a.    Expansion and strengthening of the electric system;

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b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.     Research and development programs.

        (ii)   Generation:

a.    Mainly on Campo dos Ventos and São Benedito Wind Complexes;

b.    Pedra Cheirosa Wind Complex;

c.    Mata Velha SHPP.

6.2)  Projected Capital Expenditures

Due to the change of controlling shareholders, the approval of the CPFL Energia´s budget process was postponed.

In order to consult CPFL Renováveis' new projection of investments, please access CPFL Renováveis' Material Fact or 4Q16 Release of Results, documents released to the market on 03/22/2017 (www.cpflrenovaveis.com.br/ri).

7) ALLOCATION OF RESULTS

The Company’s Bylaws require the distribution annually of at least 25% of net income adjusted according to law, as dividends to its shareholders.  The proposal for allocation of net income from the fiscal year is shown below:

Thousands of R$
Net income of the fiscal year - Individual	900,885
Results from previous years	25,778
Prescribed dividend	3,144
Net income base for allocation	929,807
Legal reserve	(45,044)
Statutory reserve - concession financial asset	(117,478)
Statutory reserve - strengthening of working capital	(545,505)
Additional proposed dividend	(7,820)
Minimum mandatory dividend	(213,960)

The Company declared, in the fiscal year of 2016, the amount of R$ 214 million of minimum mandatory dividend, as governed by Law 6,404/76, and, R$ 8 million of additional proposed dividend.

For this fiscal year, considering the current adverse economic scenario and the uncertainties regarding market projections for distributors, the Company’s Management proposes the allocation of R$ 546 million to the statutory reserve - strengthening of working capital.

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8) STOCK MARKETS

8.1) Stock Performance

CPFL Energia is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governance.

BM&FBovespa				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
12/31/2015	R$ 15.18	24,803	43,349	12/31/2015	$ 7.28	11,301	17,425
09/30/2016	R$ 24.19	36,307	58,367	09/30/2016	$ 14.80	18,185	18,308
12/31/2016	R$ 24.99	36,108	60,227	12/31/2016	$ 15.27	18,751	19,763
QoQ	3.3%	-0.5%	3.2%	QoQ	3.2%	3.1%	7.9%
YoY	64.6%	45.6%	38.9%	YoY	109.8%	65.9%	13.4%

On December 31, 2016 the price shares closed at R$ 24.99 per share on the BM&FBOVESPA and US$ 15.27 per ADR on the New York Stock Exchange, which represented a variation in the quarter of 3.3% and 3.2% respectively. In 2016, the shares appreciated 64.6% on BM&FBOVESPA and the ADR appreciated 109.8% on the NYSE.

8.2) Daily Average Volume

The daily trading volume in 4Q16 averaged R$ 63.0 million, of which R$ 48.9 million on the BM&FBOVESPA and R$ 14.1 million on the NYSE, representing an increase of 91.5% compared to 4Q15. The number of trades on the BM&FBOVESPA decreased by 18.0%, from a daily average of 6,788, in 4Q15, to 5,566, in 4Q16.

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and NYSE.

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9) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2016, CPFL marked 12 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 members, whose term of office is 1 year and who are eligible for reelection. At the Extraordinary General Meeting held on February 16, 2017, 6 new members were elected (5 members representing State Grid, new controlling shareholder, and 1 new independent member), replacing the members representing the former controlling shareholders. As a result, the Board has two Independent Directors.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, Risks and Sustainability, People Management and Related Parties), all coordinated by a director, which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels. At a meeting of the Board of Directors, held on February 17, 2017, the new members of the advisory committees were elected.

To ensure that best practices permeate all activities of the Board and its relations with the Company while the Board members are focused on their decision-making functions, in 2006 the Company created the Corporate Governance Advisory Council, which reports directly and solely to the Chairman of the Board.

This Advisory Council acts as the guardian of best practices to ensure compliance with Governance Guidelines; speed of communication between the Company and its Board members; quality and timeliness of information; integration and evaluation of members of the Board of Directors and the Audit Board; constant improvement of governance processes and institutional relations with government authorities and entities.

The Board of Executive Officers is made up of 1 Chief Executive Officer and 6 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL Energia and its subsidiaries as defined by the Board of Directors in line with corporate governance guidelines. To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers.

CPFL has a permanent Fiscal Council that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges. At the Extraordinary General Meeting held on February 16, 2017, 3 new members were elected, replacing the 5 members who had submitted a resignation letter when the closing of the transaction of State Grid (new controlling shareholder) occurred.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

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10) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company that owns stake in other companies.

The reference date of the shareholders’ structure below is December 31, 2016, therefore before the conclusion of the acquisition of Camargo Corrêa, Previ and Bonaire holdings in CPFL Energia by State Grid, which occurred on January 23, 2017:

Reference date: 12/31/2016

Notes:

(1) Controlling shareholders;

(2) % of bound shares by the controlling shareholders;

(3) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

(4) CPFL Energia holds a stake in RGE Sul through the CPFL Jaguariúna.

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10.1) State Grid Transaction

We present below the shareholders structure after the conclusion of the transaction with the State Grid. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações Ltda. (SGBP) and ESC Energia S.A.:

Reference date: 01/23/2017

Notes:

(1) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

(2) CPFL Energia holds a stake in RGE Sul through the CPFL Jaguariúna.

Closing of the Transaction: after all the conditions precedent fulfilled, on January 23, 2017, CPFL Energia released through a Material Fact that, on that date, it received a correspondence from State Grid Brazil Power Participações Ltda. (“State Grid Brazil”) informing that the closing of the Share Purchase Agreement dated as of September 02, 2016, and entered into by and among State Grid Brazil, Camargo Correa S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação CESP, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social – PETROS and Fundação SABESP de Seguridade Social — SABESPREV (jointly, except for State Grid Brazil, the “Sellers”), and certain other parties thereto (respectively, “SPA” and “Closing”), was carried out on that date. As a result, State Grid Brazil acquired from the Sellers, directly or indirectly by means of the acquisition of shares representing 100% of the capital stock of ESC Energia S.A., 556,164,817 common shares issued by CPFL Energia S.A. (“CPFL Energia”), representing approximately 54.64% of its voting and total capital stock. Due to the Closing, State Grid Brazil has become the controlling shareholder of CPFL Energia. The correspondence also contemplates the following information: (i) Price per CPFL Energia Share. The total price paid on the date hereof in Brazilian Reais (BRL) for the direct and indirect acquisition of the shares of CPFL Energia referred to in item 1.1 above was of R$ 25.51 per share

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of CPFL Energia, totaling approximately R$ 14.19 billion; (ii) Price per CPFL Renováveis’ Share. Considering that CPFL Energia is the controlling shareholder of CPFL Energia Renováveis S.A. (“CPFL Renováveis”), the direct change of control of CPFL Energia resulted in the indirect change of the control of CPFL Renováveis. The value for each share of CPFL Renováveis held directly or indirectly by CPFL Energia was of R$ 12.20 per share of CPFL Renováveis, totaling approximately R$ 3.17 billion; (iii) Change of Control Tender Offers. As previously disclosed, as a result of the Closing of the transaction that resulted in the direct change of control of CPFL Energia and in the indirect change of the control of CPFL Renováveis, State Grid Brazil shall perform a tender offer for the remaining outstanding common shares of CPFL Energia and a separate tender offer for the remaining outstanding common shares of CPFL Renováveis, excluding the common shares held directly or indirectly by CPFL Energia itself (“Change of Control Tender Offers”), in accordance with article 254-A of the Brazilian Corporation Law, articles 29 and 30 of CVM Instruction No. 361/02, the Novo Mercado Regulation and the rules set forth in the Bylaws of CPFL Energia and of CPFL Renováveis, as the case may be. The tender offers referred to in this communication shall only commence after they are duly registered with the CVM; (iv) Price of the Change of Control Tender Offers. In compliance with the applicable regulations: (a) the per share price to be offered in the tender offer of CPFL Energia will be R$ 25.51 – which corresponds to the price per each share of CPFL Energia that was paid to the Sellers – plus interests accrued at the Selic rate from the Closing date until the settlement date of the Change of Control Tender Offer of CPFL Energia, to be paid in cash in Brazilian Reais; and (b) the per share price to be offered in the tender offer of CPFL Renováveis will be R$ 12.20 - which corresponds to the value for each share of CPFL Renováveis held directly or indirectly by CPFL Energia – plus interests accrued at the Selic rate from the Closing date until the settlement date of the Change of Control Tender Offer of CPFL Renováveis, to be paid in cash in Brazilian Reais; (v) Possibility of Deregistering CPFL Energia and/or CPFL Renováveis. Though no final decision has yet been made, State Grid Brazil is currently considering whether it will cause CPFL Energia to delist from the NYSE and/or cause CPFL Energia and/or CPFL Renováveis to deregister as category A issuers in Brazil (and to deregister as a public company in the United States, with respect to CPFL Energia) within one year of the date hereof. State Grid Brazil will inform the market by a subsequent communication should any decision to so delist CPFL Energia and/or deregister CPFL Energia and/or CPFL Renováveis ultimately be made; (vi) Information about State Grid Group. State Grid Brazil is a subsidiary of State Grid International Development Limited (“SGID”), which, in its turn, is a subsidiary of State Grid Corporation of China (“SGCC”). SGCC is the second largest company in the world according to Fortune magazine, and provides electricity to 88% of China’s geographic area. Through SGID, SGCC has demonstrated a successful track record of investments in Australia, Brazil, Italy, Philippines, Portugal and Hong Kong, with a focus on regulated power transmission and distribution assets. SGID has been actively investing in the Brazilian power market and has acquired a total of 14 power transmission lines, which provides electricity to Brazil’s São Paulo and Rio de Janeiro states. In addition, SGID has been actively participating in concession bids, and has successfully won the concession agreement of Brazil’s Belo Monte Phase 1 and Phase 2 UHV hydroelectric transmission project. As of July 2016, SGID is one of the leading power transmission companies in Brazil, operating nearly 10,000 kilometers of power transmission lines and has another 6,000 kilometers power transmission lines under construction in Brazil; (vii) Information about the Sellers. For the purposes of article 10, sole paragraph II, of CVM Instruction 358/02, State Grid Brazil informs that the qualification of the Sellers can be found at CPFL Energia’s Reference Form; (viii) Purpose of the Acquisition by State Grid Brazil. The purpose of the acquisition by State Grid Brazil of a controlling interest in CPFL Energia is to diversify SGID’s business portfolio and to utilize the synergy between CPFL and existing transmission assets to strengthen the leading position in Brazilian power sector; (ix) Termination of CPFL Shareholders Agreement. As a result of the Closing, CPFL Shareholders Agreement was terminated on the date hereof; e (x) Financial Advisors. Santander Global Corporate Banking and BofA Merrill Lynch acted as financial advisers to State Grid Brazil in the transaction.

Unified Offer: on February 16, 2017, CPFL Energia released through a Material Fact that it received a correspondence from its controlling shareholder, State Grid Brazil Power Participações Ltda. (“State Grid Brazil”), on February 15, 2017, informing that, as previously disclosed by State

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Grid, due to the acquisition of a controlling interest in the Company (“Transaction”), the Offeror is required to launch a mandatory public tender offer for the common shares held by the remaining shareholders of the Company (“Mandatory Tender Offer”), pursuant to Article 254-A of Law No. 6,404, dated as of December 15th, 1976 (“Brazilian Corporate Law”), Article 29 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 361, dated as of March 5th (“CVM Instruction 361”), the terms of the Novo Mercado Listing Regulation (“Novo Mercado Regulation”) and the Bylaws of the Company. The Offeror also intends, simultaneously with the Mandatory Tender Offer, to launch a unified public tender offer for all the common shares issued by the Company in order to: (i) cancel its registration as a publicly held company before CVM under class “A” upon its conversion into class “B”, under the terms of CVM Instruction No. 480, dated as of December 7, 2009 (“Delisting Tender Offer”); and (ii) delist the Company from the Novo Mercado Special Listing Segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“Voluntary Tender Offer”), pursuant to Article 4th, § 4th, of the Brazilian Corporate Law, and in accordance with the procedures set forth in Articles 16 to 25 of CVM Instruction 361 and in the Novo Mercado Regulation (the Mandatory Tender Offer, the Delisting Tender Offer and the Voluntary Tender Offer collectively referred to as “Unified Offer”). The Offeror also intends to seek to cause (i) the deposit agreement with respect to the Company’s American depositary shares to be terminated (ii) the Company to delist from the NYSE and (iii) the Company to deregister as a public company in the United States. The price to be offered in the Unified Offer shall be R$ 25.51 per common share issued by the Company, and it shall be: (i) adjusted by the Selic Rate (Taxa Referencial do Sistema Especial de Liquidação e Custódia) variation, calculated on a pro rata temporis basis, from January 23, 2017 (exclusive), the date of the closing of the Transaction, until the date on which the Unified Offer shall be settled (inclusive); (ii) reduced by the amount of dividends or interests on shareholders equity declared by the Company until the date of the auction of the Unified Offer; (iii) adjusted to reflect any change in the number of shares caused by stock splits, reverse splits, share dividends and/or other similar corporate transactions carried out by the Company until the date of the auction of the Unified Offer; and (iv) paid in cash on the date of the financial settlement of the Unified Offer (“Offer Price”). The Offer Price corresponds to the price per share paid to Camargo Correa S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação CESP, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social – PETROS and Fundação SABESP de Seguridade Social – SABESPREV (“Selling Shareholders”), pursuant to the terms and conditions set forth in the Share Purchase Agreement entered into on September 2nd, 2016, and it ensures that the remaining shareholders of the Company will receive the same treatment as the Selling Shareholders (the former controlling shareholders of the Company) in compliance with the provisions of item 8.1 of the Novo Mercado Regulation. The Offeror also informs that the Offer Price shall comply with items 10.2 and 11.2 of the Novo Mercado Regulation and it shall be within (or above) the fair market value range of the shares issued by the Company, to be determined by an independent appraisal report to be prepared in accordance with item 10.1 of the Novo Mercado Regulation (“Fair Market Value Range” and “Appraisal Report”, respectively). For the purposes of item 10.3 of the Novo Mercado Regulation, the Offer Price is the maximum price that the Offeror is willing to pay for each common share issued by CPFL Energia in the context of the Delisting Tender Offer and of the Voluntary Tender Offer. In case the Offer Price is lower than the Fair Market Value Range, the Offeror reserves the right to only launch the Mandatory Tender Offer at the Offer Price, and withdraw the Delisting Tender Offer and the Voluntary Tender Offer. Therefore, in addition to the other conditions that shall be described in the tender offer notice (Edital) of the Unified Offer, to be timely published, the effectiveness of the Delisting Tender Offer and of the Voluntary Tender Offer shall be subject to: (i) the compliance of the Offer Price with the provisions set forth in items 10.2 and 11.2 of the Novo Mercado Regulation; and (ii) the registration of the Unified Offer with the CVM. Considering the foregoing, the Offeror hereby requests that you: (a) immediately disclose to the shareholders of the Company and to the market the content of this letter, by means of a material fact; (b) take all measures necessary to allow the shareholders of the Company to: (i) choose the specialized institution or company that shall be responsible for preparing the Appraisal Report, based on a list of three appraisers to be previously approved by the Board of Directors of the Company, pursuant to item 10.1.1 of the Novo Mercado Regulation; and (ii) decide on the

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cancellation of the Company’s registration as a publicly held company before CVM under class “A” upon its conversion into class “B” and the delisting of the Company from the Novo Mercado Special Listing Segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, in both cases, conditioned to the applicable regulations and to the terms and conditions of the Unified Offer. CPFL Energia also informed that, by virtue of State Grid Brazil’s intention, the Company’s shareholders should be invited to take part in an extraordinary shareholders meeting to be called in due course in order to discuss the following matters: (i) the choice of the specialized valuation firm or institution incumbent of determining the economic value of the Company, based on a list of three prospective appraisers recommended by the Board of Directors, pursuant to the Listing Rules of Novo Mercado Special Listing Segment of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros and to CPFL Energia’s Bylaws; (ii) the cancelation of the Company’s registry as a publicly held company before CVM under class “A” and its conversion into class “B”; and (iii) the delisting of CPFL Energia from the Novo Mercado Special Listing Segment of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros.

Offer documentation filing with CVM: on February 23, 2017, CPFL Energia released through a Material Fact that, on that date, it received a correspondence from its controlling shareholder, State Grid Brazil Power Participações Ltda., informing that, as previously disclosed by State Grid, due to the acquisition of a controlling interest in the Company, the Offeror is required to launch a mandatory public tender offer for the common shares held by the remaining shareholders of the Company (“Mandatory Tender Offer”), and the Offeror intends to perform, simultaneously with the Mandatory Tender Offer, a unified public tender offer for all the common shares issued by the Company in order to: (i) cancel its registration as a publicly held company before CVM under class “A” upon its conversion into class “B”, under the terms of CVM Instruction No. 480, dated as of December 7, 2009 (“Delisting Tender Offer”); and (ii) delist the Company from the Novo Mercado Special Listing Segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“Voluntary Tender Offer” and, together with the Mandatory Tender Offer and the Delisting Tender Offer, the “Unified Offer”). In this regard, the Offeror informed by means of that Notice, that, on the previous day, the Unified Offer documentation was filed with CVM, contemplating the previously disclosed price per share of R$ 25.51 (twenty-five Reais and fifty-one cents), subject to adjustment in the manner previously disclosed (“Offer Price”). The Offeror clarified that: (a) the registration of the Unified Offer is under analysis by CVM; and (b) it reserves the right to only launch the Mandatory Tender Offer at the Offer Price, and to withdraw the Delisting Tender Offer and the Voluntary Tender Offer, in the event that the Offer Price is lower than the fair market value range of the Company's common shares, as determined by the appraisal report to be prepared for the purposes of the Delisting Tender Offer and the Voluntary Tender Offer, in accordance with the applicable regulations. The draft of the Unified Offer Instrument (Edital) will be available for consultation on the following website: www.cvm.gov.br (on this website, in the section “Acesso Rápido”, select “Consulta – OPA – Ofertas Públicas de Aquisição de Ações”, and click on “Em análise”, and select “CPFL Energia S.A.”, and subsequently on “Edital”). A free translation into English of the draft notice of Unified Tender Offer Instrument will also be made available at www.sec.gov. For the avoidance of doubt, the Unified Offer has not yet commenced.

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11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Million)
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	7,288	7,655	-4.8%	26,273	30,283	-13.2%
Net Operating Revenue	4,332	3,962	9.3%	15,040	16,968	-11.4%
Cost of Electric Power	(2,820)	(2,688)	4.9%	(9,760)	(11,947)	-18.3%
Operating Costs & Expenses	(1,310)	(930)	40.8%	(4,026)	(3,464)	16.2%
Income from electric energy service	202	344	-41.1%	1,254	1,557	-19.5%
EBITDA (1)	372	489	-24.0%	1,845	2,144	-13.9%
Financial Income (Expense)	(201)	(24)	744.1%	(551)	(516)	6.7%
Income Before Taxes	1	320	-99.6%	703	1,041	-32.4%
Net Income	(20)	186	-	407	626	-34.9%

Notes:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(2) The distributors’ financial performance tables are attached to this report in item 11.12.

11.1.1.1) Reclassification of the Concession Financial Asset

The distribution subsidiaries, aiming at the better presentation of their operational and financial performance, concluded that the adjustment of expectation of the cash flow of the indemnable financial asset of the concession of each distributor, originally presented under financial revenue item, in financial result, should be more adequately classified in the operating revenues group, together with other revenues related to its activity. This allocation reflects more accurately the business model of electric energy distribution and provides a better presentation regarding its performance.

Pursuant to CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification, the CPFL Energia and its Subsidiaries changed their accounting policy previously adopted by an accounting policy that better reflects the performance of the Company's and its subsidiaries' businesses and, therefore, reclassified retrospectively into their income statements for 2015.

11.1.1.2) Sectoral Financial Assets and Liabilities

In 4Q16, total sectoral financial liabilities accounted for R$ 342 million, compared to an amount of sectoral financial assets of R$ 195 million in 4Q15, a variation of R$ 537 million. In 2016, total sectoral financial liabilities accounted for R$ 2,095 million, compared to an amount of sectoral financial assets of R$ 2,507 million in 2015, a variation of R$ 4,601 million.

On December 31, 2016, the balance of sectoral financial assets and liabilities was negative in R$ 915 million, compared to a negative balance of R$ 435 million on September 30, 2016 and a positive balance of R$ 1,954 on December 31, 2015.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

11.1.1.3) Operating Revenue

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

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In 4Q16, gross operating revenue amounted to R$ 7,288 million, a decrease of 4.8% (R$ 367 million), due to the following factors:

•         Decrease of 15.3% (R$ 1,019 million) in the revenue with energy sales (captive + free clients), due to: (i) the adoption of green tariff flag in October and December and the yellow tariff flag in November 2016, in replacement of red tariff flag applied in 4Q15; (ii) the reduction of 3.3% in the sales volume within the concession area; and (iii) the negative average tariff adjustment in the distribution companies for the period between 4Q15 and 4Q16 (highlight for the average reduction of 7.51% in RGE in June 2016 and of 24.21% in CPFL Piratininga in October 2016);

•         Variation of R$ 506 million in the Sectoral Financial Assets and Liabilities, from an asset of R$ 195 million in 4Q15 to a liability of R$ 311 million in 4Q16; and

•         Variation of R$ 160 million in the adjustments to the Concession´s Financial Asset, due to: (i) lower inflation (IGP-M of 1.38% in 4Q15 vs IPCA of 0.17% in 4Q16) 2; and (ii) the reduction in concession’s financial asset observed in the distributors which have gone through the concession renewal process at the end of 2015 (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, and CPFL Mococa) 3;

Partially offset by:

•         Acquisition of RGE Sul (R$ 891 million);

•         Increase of 274.7% (R$ 190 million) in Short-term Electric Energy; and

•         Increase of 66.6% (R$ 182 million) in revenue from building the infrastructure of the concession;

•         Increase of 18.8% (R$ 44 million) in tariff subsidies (CDE resources), mainly discounts in TUSD (for special consumers) and low-income subsidies, in addition to discounts granted to consumers that obtained an injunction to disoblige the payment of specific components of CDE;

•         Increase of 17.5% (R$ 10 million) in Other Revenues and Income.

Deductions from the gross operating revenue were R$ 2,955 million in 4Q16, representing a reduction of 20.0% (R$ 737 million), due to the following decreases:

•         of 35.4% in the CDE sector charge (R$ 435 million), due to the adoption of CDE System Usage quotas in lower amount than 2015, partially offset by the increase in CDE Energy quotas and in the CDE charges in order to cover ACR Account loans;

•         of 90.1% in tariff flags approved by the CCEE (R$ 414 million);

•         of 11.5% in ICMS tax (R$ 145 million);

•         of 18.0% in PIS and COFINS taxes (R$ 121 million);

•         of 19.2% in the R&D and Energy Efficiency Program (R$ 8 million);

Partially offset by the following factors:

•         acquisition of RGE Sul (R$ 368 million); and

2 In November 2015, through the Resolution (REN) n. 686/2015, ANEEL approved changes in the PRORET (Tariff Regulation Procedures), sub-module 2.3, including the replacement of the IGP-M inflation index by the IPCA inflation index to update the regulatory asset base.

3 In order to calculate the split between the intangible asset and concession’s financial asset, it must be considered the useful life of assets. The portion of the useful life that will occur by the end of the concession is classified as an intangible asset and the residual value is classified as concession’s financial asset, referring to the compensation that the distributor will receive when the assets are reversed to the Grantor.

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•         increase of 77.4% in the PROINFA (R$ 17 million).

Net operating revenue reached R$ 4,332 million in 4Q16, representing an increase of 9.3% (R$ 370 million).

In 2016, gross operating revenue reached R$ 26,273 million, a decrease of 13.2% (R$ 4,011 million), due to the following factors:

•         Variation of R$ 4,570 million in the Sectoral Financial Assets and Liabilities (ex-RGE Sul);

•         Decrease of 2.5% (R$ 607 million) in the revenue with energy sales (captive + free clients);

•         Decrease of 53.9% (R$ 212 million) in the adjustments to concession´s financial asset; and

•         Decrease of 14.0% (R$ 84 million) in Short-term Electric Energy;

Partially offset by:

•         Acquisition of RGE Sul (R$ 891 million);

•         Increase of 34.0% (R$ 305 million) in tariff subsidies (CDE resources);

•         Increase of 22.6% (R$ 228 million) in revenue from building the infrastructure of the concession; and

•         Increase of 16.3% (R$ 38 million) in Other Revenues and Income.

In 2016, deductions from the gross operating revenue were R$ 11,233 million, representing a reduction of 15.6% (R$ 2,083 million), due to the following decreases:

•         of 76.5% in tariff flags approved by the CCEE (R$ 1,374 million);

•         of 17.9% in the CDE sector charge (R$ 709 million);

•         of 16.6% in PIS and COFINS taxes (R$ 442 million);

•         of 15.9% in the R&D and Energy Efficiency Program (R$ 25 million);

Partially offset by the following factors:

•         acquisition of RGE Sul (R$ 368 million);

•         increase of 1.5% in ICMS tax (R$ 69 million); and

•         increase of 30.5% in the PROINFA (R$ 28 million).

Net operating revenue reached R$ 15,040 million in 2016, representing a decrease of 11.4% (R$ 1,928 million).

11.1.1.4) Cost of Electric Power

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,820 million in 4Q16, representing an increase of 4.9% (R$ 132 million):

•      The cost of electric power purchased for resale was R$ 2,511 million in 4Q16, representing an increase of 5.2% (R$ 125 million), due to the following factors:

(i)            Decrease of 44.0% (R$ 355 million) in the cost of energy from Itaipu, due to the 43.3% decrease in the average purchase price (from R$ 311.50/MWh in 4Q15 to R$ 176.67/MWh in 4Q16) and by the reduction of 1.2% (3 GWh) in the volume of purchased energy;

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(ii)           Acquisition of RGE Sul (R$ 288 million);

Partially offset by:

(iii)          Increase of 9.2% (R$ 163 million) in the cost of energy purchased in the regulated environment and bilateral contracts, mainly due to the increase of 5.0% (491 GWh) in the volume of purchased energy and the 4.0% increase in the average purchase price (from R$ 180.17/MWh in 4Q15 to R$ 187.36/MWh in 4Q16);

(iv)         Decrease of 6.8% (R$ 17 million) in PIS and Cofins tax credits (cost reducer), generated from the energy purchase; and

(v)           Increase of 24.1% (R$ 13 million) in the cost of energy purchased in the short term and Proinfa, mainly due to the 24.9% increase in the average purchase price (from R$ 218.79/MWh in 4Q15 to R$ 273.19/MWh in 4Q16), despite lower average PLD (from R$ 177.09/MWh in 4Q15 to R$ 162.82/MWh in 4Q16, in the Southeast/Midwest submarket, and from R$ 166.85/MWh in 4Q15 to R$ 162.82/MWh in 4Q16, in the South submarket) and the decrease of 27.9% (109 GWh) in the volume of purchased energy.

•      Charges for the use of the transmission and distribution system reached R$ 308 million in 4Q16, representing an increase of 2.4% (R$ 7 million), due to the following factors:

(i)            Acquisition of RGE Sul (R$ 38 million);

(ii)           Variation of R$ 41 million in the energy reserve charges – EER, since there was no registration in 4Q16 and there was a revenue of financial resources derived from the Reserve Energy Account (CONER) in the amount of R$ 41 million in 4Q15;

(iii)          Decrease of 10.2% (R$ 3 million) in PIS and COFINS tax credits (cost reducer), generated from the charges;

(iv)         Increase of 1.5% (R$ 1 million) in the connection, use of the distribution system and Itaipu transmission charges;

Partially offset by:

(v)          Decrease of 49.6% in the system service usage charges – ESS (R$ 73 million), due to the reduction in the PLD;

(vi)         Decrease of 1.3% in the basic network charges (R$ 2 million).

In 2016, the cost of electric energy amounted to R$ 9,760 million, a decrease of 18.3% (R$ 2,187 million).

•      The cost of electric power purchased for resale reached R$ 8,496 million in 2016, with a decrease of 19.6% (R$ 2,065 million), due to:

    (i)        Acquisition of RGE Sul (R$ 288 million);

   (ii)        Decrease of 13.3% in the cost of energy purchased in the regulated environment and bilateral contracts (R$ 1,052 million);

  (iii)       Decrease of 31.5% in the cost of energy from Itaipu (R$ 904 million);

 (iv)        Decrease of 75.5% in the cost of energy purchased in the short term and Proinfa (R$ 637 million);

Partially offset by:

  (v)        Decrease of 22.3% in PIS and Cofins tax credits (R$ 240 million).

•      Charges for the use of the transmission and distribution system reached R$ 1,264 million in 2016, a decrease of 8.8% (R$ 122 million), due to:

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    (i)        Decrease of 35.7% in the system service usage charges – ESS (R$ 198 million);

   (ii)        Decrease of 5.6% in basic network charges (R$ 44 million);

Partially offset by:

  (iii)        Increase of 95.2% in the energy reserve charges – EER (R$ 52 million);

 (iv)        Acquisition of RGE Sul (R$ 38 million);

  (v)        Increase of 9.8% increase in the connection, use of the distribution system and Itaipu transmission charges (R$ 14 million); and

 (vi)        Decrease of 10.2% in PIS and Cofins tax credits (R$ 16 million).

11.1.1.5) Operating Costs and Expenses

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

Operating costs and expenses reached R$ 1,310 million in 4Q16, compared to T$ 931 million in 4Q15, an increase of 40.8% (R$ 380 million), due to the following factors:

PMSO

PMSO reached R$ 594 million in 4Q16, an increase of 18.7% (R$ 93 million), compared to R$ 500 million in 4Q15. Disregarding the acquisition of RGE Sul, PMSO would be virtually stable, with a variation of 0.1% (R$ 0.5 million).

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Reported PMSO (R$ million)
	4Q16	4Q15	Variation		2016	2015	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(220.4)	(167.1)	(53.2)	31.9%	(728.7)	(654.5)	(74.2)	11.3%
Material	(32.9)	(24.6)	(8.3)	33.8%	(123.0)	(94.4)	(28.6)	30.3%
Outsourced Services	(190.0)	(148.4)	(41.5)	28.0%	(657.3)	(529.3)	(127.9)	24.2%
Other Operating Costs/Expenses	(150.5)	(160.3)	9.8	-6.1%	(546.5)	(529.8)	(16.8)	3.2%
Allowance for doubtful accounts	(41.6)	(30.8)	(10.8)	35.1%	(168.3)	(121.6)	(46.7)	38.4%
Legal, judicial and indemnities expenses	(41.9)	(65.0)	23.2	-35.6%	(168.1)	(247.0)	78.8	-31.9%
Others	(67.1)	(64.5)	(2.6)	4.0%	(210.1)	(161.2)	(48.9)	30.3%
Total Reported PMSO - A	(593.8)	(500.4)	(93.3)	18.7%	(2,055.4)	(1,807.9)	(247.5)	13.7%

PMSO RGE Sul
Personnel	(32.7)				(32.7)
Material	(5.5)				(5.5)
Outsourced Services	(22.2)				(22.2)
Other Operating Costs/Expenses	(32.5)				(32.5)
Allowance for doubtful accounts	(5.1)				(5.1)
Legal, judicial and indemnities expenses	(11.1)				(11.1)
Others	(16.3)				(16.3)
Total PMSO RGE Sul - B	(93.0)				(93.0)

PMSO without RGE Sul
Personnel	(187.7)	(167.1)	(20.5)	12.3%	(696.0)	(654.5)	(41.5)	6.3%
Material	(27.3)	(24.6)	(2.8)	11.3%	(117.4)	(94.4)	(23.1)	24.4%
Outsourced Services	(167.8)	(148.4)	(19.4)	13.0%	(635.1)	(529.3)	(105.8)	20.0%
Other Operating Costs/Expenses	(118.0)	(160.3)	42.3	-26.4%	(514.0)	(529.8)	15.8	-3.0%
Allowance for doubtful accounts	(36.5)	(30.8)	(5.7)	18.6%	(163.2)	(121.6)	(41.6)	34.2%
Legal, judicial and indemnities expenses	(30.8)	(65.0)	34.3	-52.7%	(157.0)	(247.0)	89.9	-36.4%
Others	(50.8)	(64.5)	13.7	-21.3%	(193.8)	(161.2)	(32.6)	20.2%
Total PMSO - (A) - (B)	(500.8)	(500.4)	(0.4)	0.1%	(1,962.5)	(1,807.9)	(154.5)	8.5%

Personnel – increase of 31.9% (R$ 53 million), mainly due to the acquisition of RGE Sul (R$ 33 million), of the collective bargaining agreement effects (R$ 14 million) and others (R$ 6 million);

Material – increase of 33.8% (R$ 8 million), mainly due to the acquisition of RGE Sul (R$ 6 million) and the replacement of material to the maintenance of lines and grid (R$ 3 million);

Outsourced services – increase of 28.0% (R$ 42 million), mainly due to the following items: acquisition of RGE Sul (R$ 22 million), maintenance of the power grid (R$ 14 miilion), meter reading and use (R$ 3 million), tree pruning (R$ 2 million) and collection actions (R$ 1 million);

Other operating costs/expenses – decrease of 6.1% (R$ 10 million), mainly due to the following factors: legal and judicial expenses (R$ 34 million), operating fines - DIC, FIC, DMIC and DICRI (R$ 5 million), expenses with publicity and advertising (R$ 2 million) and other expenses (R$ 8 million). These effects were partially offset by the acquisition of RGE Sul (R$ 33 million) and the increase in the allowance for doubtful accounts (R$ 6 million).

In the year, PMSO totaled R$ 2,055 million, a 13.7% increase (R$ 247 million). Disregarding RGE Sul, it would be an increase of 8.6% (R$ 155 million).

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Personnel – increase of 11.3% (R$ 74 million), mainly due to collective bargaining agreement (R$ 52 million) and the acquisition of RGE Sul (R$ 33 million), partially offset by other items (R$ 11 million).

Material – increase of 30.3% (R$ 29 million), mainly due to the replacement of material to the maintenance of lines and grid (R$ 14 million), fleet maintenance (R$ 9 million) and the acquisition of RGE Sul (R$ 6 million).

Outsourced services – increase of 24.2% (R$ 128 million), mainly due to the following factors: maintenance of the power grid (R$ 46 million), acquisition of RGE Sul (R$ 22 million), collection actions (R$ 17 million), tree pruning (R$ 12 million), meter reading and use (R$ 10 million) and others (R$ 21 million).

Other operating costs/expenses – increase of 3.2% (R$ 17 million), mainly due to the following factors: increase in allowance for doubtful accounts (R$ 42 million), acquisition of RGE Sul (R$ 33 million), increase in assets write-off (R$ 19 million), DIC/FIC fines (R$ 7 million) and other expenses (R$ 6 million), partially offset by the reduction of R$ 90 million in legal and judicial expenses.

Other operating costs and expenses

Other operating costs and expenses reached R$ 717 million in 4Q16, compared to R$ 430 million in 4Q15, registering an increase of 66.6% (R$ 287 million), with the variations below:

Increase of 91.1% (R$ 182 million) in cost of building the concession´s infrastructure. This item, which reached R$ 455 million in 4Q16, does not affect results, since it has its counterpart in “operating revenue”;

    (i)        Acquisition of RGE Sul (R$ 97 million);

   (ii)        Increase of 107.7% (R$ 12 million) in Private Pension Fund expenses, due to actuarial report update;

  (iii)        Increase of 0.7% (R$ 1 million) in Depreciation and Amortization;

 (iv)        Increase of 18.0% (R$ 1 million) in Intangible of Concession Amortization; and

  (v)        Decrease of 29.1% (R$ 6 million) in amortization of goodwill derived from acquisition of distribution subsidiaries. This item is originally accounted for in the holding company CPFL Energia, but allocated in the Distribution segment for the present analysis.

In the year, other operating costs and expenses reached R$ 1,971 million, an increase of 19.0% (R$ 315 million), with the following variations:

    (i)        Acquisition of RGE Sul (R$ 97 million);

   (ii)        Increase of 22.7% (R$ 14 million) in Private Pension Fund expenses, due to actuarial report update;

  (iii)        Increase of 3.7% (R$ 17 million) in Depreciation and Amortization;

 (iv)        Increase of 15.9% (R$ 3 million) in Intangible of Concession Amortization; and

  (v)        Decrease of 42.5% (R$ 45 million) in amortization of goodwill derived from acquisition of distribution subsidiaries.

11.1.1.6) EBITDA

EBITDA totaled R$ 372 million in 4Q16, registering a decrease of 24.0% (R$ 117 million). In 2016, EBITDA totaled R$ 1,845 million, a decrease of 13.9% (R$ 299 million).

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Conciliation of Net Income and EBITDA (R$ million)
	4Q16	4Q15	Var.	2016	2015	Var.
Net income	(20)	186	-	407	626	-34.9%
Depreciation and Amortization	170	146		591	587
Financial Results	201	24		551	516
Income Tax /Social Contribution	21	133		296	415
EBITDA	372	489	-24.0%	1,845	2,144	-13.9%

11.1.1.7) Financial Result

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

In 4Q16, the net financial result recorded a net financial expense of R$ 201 million, an increase of 744,1% (R$ 177 million).

Financial Result (R$ Million)
	4Q16	4Q15	Var.	2016	2015	Var.
Financial Revenue
Income from Financial Investments	97	57	69.5%	371	164	126.6%
Late payment interest and fines	69	62	11.0%	238	210	13.6%
Adjustment for inflation of tax credits	2	39	-95.4%	19	45	-58.3%
Adjustment for inflation of escrow deposits	8	23	-64.1%	34	84	-59.6%
Adjustment for inflation and exchange rate changes	10	30	-66.1%	78	86	-9.8%
Discount on purchase of ICMS credit	3	4	-22.1%	16	13	24.3%
Adjustments to the sectoral financial asset	(18)	65	-	33	163	-
PIS and Cofins on financial revenue	(14)	(27)	-49.0%	(47)	(43)	8.4%
Other	7	4	89.3%	39	19	107.7%
Total	165	256	-35.8%	781	741	5.5%
	-	-		-	-
Financial Expense
Interest on debts	(182)	(158)	15.6%	(681)	(610)	11.8%
Adjustment for inflation and exchange rate changes	(142)	(78)	82.1%	(525)	(536)	-2.1%
(-) Capitalized interest	4	3	50.4%	13	11	17.6%
Adjustments to the sectoral financial liability	(8)	(0)	3392.0%	(25)	(2)	1494.3%
Other	(38)	(48)	-20.0%	(114)	(121)	-6.0%
Total	(366)	(281)	30.3%	(1,332)	(1,257)	6.0%
	-	-		-	-
Financial Result	(201)	(24)	730.9%	(551)	(518)	6.4%

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Financial Result (without RGE Sul in Nov-Dec/16) (R$ Million)
	4Q16	4Q15	Var.	2016	2015	Var.
Revenues
Income from Financial Investments	95	57	65.1%	369	164	125.1%
Additions and Late Payment Fines	58	62	-5.9%	228	210	8.6%
Fiscal Credits Update	2	39	-95.4%	19	45	-58.3%
Judicial Deposits Update	6	23	-75.3%	31	84	-62.7%
Monetary and Foreign Exchange Updates	11	30	-61.4%	79	86	-8.2%
Discount on Purchase of ICMS Credit	3	4	-22.1%	16	13	24.3%
Sectoral Financial Assets Update	(13)	65	-	38	163	-
PIS and COFINS - over Other Financial Revenues	(10)	(27)	-61.6%	(43)	(43)	0.5%
Others	7	4	91.0%	39	19	108.0%
Total	159	256	-38.0%	776	741	4.7%

Expenses
Debt Charges	(154)	(158)	-2.5%	(653)	(610)	7.1%
Monetary and Foreign Exchange Updates	(133)	(78)	70.4%	(516)	(536)	-3.8%
(-) Capitalized Interest	4	3	32.3%	13	11	12.8%
Sectoral Financial Liabilities Update	(8)	(0)	3680.9%	(26)	(2)	1535.5%
Others	(36)	(48)	-25.1%	(111)	(121)	-8.0%
Total	(327)	(280)	16.8%	(1,293)	(1,257)	2.9%

Financial Result	(168)	(24)	612.5%	(518)	(516)	0.4%

The items explaining these changes are as follows:

•        Financial Revenue: decrease of 35.8% (R$ 92 million), from R$ 256 million in 4Q15 to R$ 165 million in 4Q16, mainly due to the following factors:

(i)          Decrease of R$ 78 million in adjustments of sectoral financial asset, from a revenue of R$ 65 million in 4Q15 to an expense of R$ 13 million in 4Q16;

(ii)         Decrease of 95.4% in adjustments for inflation of tax credits (R$ 37 million);

(iii)        Decrease of 61.4% (R$ 18 million) in adjustments for inflation and exchange rate changes, due to: (a) the decrease of R$ 19 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; (b) the decrease of R$ 10 million in the adjustment of the balance of tariff subsidies, as determined by Aneel; partially offset by (c) the effect of the exchange variation in Itaipu invoices (R$ 11 million);

(iv)       Reduction of 75.3% (R$ 17 million) in adjustments for inflation of escrow deposits;

(v)        Decrease of 5.9% in late payment interest and fines (R$ 4 million);

(vi)       Decrease of 22.1% in the discount on purchase of ICMS credit (R$ 1 million);

Partially offset by:

(vii)      Increase of 65.1% (R$ 37 million) in the income from financial investments, due to the increases in the average balance of investments;

(viii)    Decrease of 61.6% in PIS and Cofins on financial revenues (R$ 17 million);

(ix)       Acquisition of RGE Sul (R$ 6 million); and

(x)        Increase of R$ 4 million in other financial revenues.

•        Financial Expense: increase of 30.5% (R$ 85 million), from R$ 281 million in 4Q15 to R$ 366 million in 4Q16, mainly due to the following factors:

  (i)          Acquisition of RGE Sul (R$ 39 million);

 (ii)          Increase of 70.4% (R$ 55 million) in adjustments for inflation and exchange rate changes, due to: (a) the increase of debt charges in foreign currency, with swap to CDI interbank rate (R$ 26 million); (b) the effect of exchange variation in Itaipu invoices (R$ 41 million); partially offset by (c) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 12 million); and

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(iii)           Increase of R$ 8 million in the adjustments of the sectoral financial liability;

Partially offset by:

(iv)          Decrease of 25.1% (R$ 12 million) in other financial expenses;

 (v)          Decrease of 2.5% (R$ 4 million) in interest on debt in local currency; and

(vi)          Increase of 32.3% (R$ 1 million) in capitalized interest.

In the year, net financial result recorded a net financial expense of R$ 551 million, an increase of 6.7% (R$ 34 million).

•        Financial revenue reached R$ 781 million, an increase of 5.5% (R$ 41 million) if compared to 2015, due to:

    (i)        Increase of 125.1% in the income from financial investments (R$ 205 million);

   (ii)        Increase of 8.6% in late payment interest and fines (R$ 18 million);

  (iii)        Acquisition of RGE Sul (R$ 6 million);

Partially offset by:

 (iv)       Decrease of 76.9% in the adjustments of the sectoral financial asset (R$ 125 million)

  (v)        Decrease of 62.7% in adjustments for inflation of escrow deposits (R$ 53 million);

 (vi)        Decrease of 58.3% in adjustments for inflation of tax credits (R$ 26 million); and

(vii)        Decrease of 21.8% in the other items (R$ 16 million).

•        Financial expense was R$ 1,332 million, an increase of 6.0% (R$ 75 million) if compared to 2015, due to:

    (i)         Increase of 7.1% in interest on debt in local currency (R$ 43 million);

   (ii)         Acquisition of RGE Sul (R$ 39 million);

  (iii)         Variation in the adjustments of the sectoral financial liability (R$ 24 million);

Partially offset by:

 (iv)        Decrease of 3.8% in adjustments for inflation and exchange rate changes (R$ 20 million);

  (v)         Decrease of 8.0% drop in other financial expenses (R$ 10 million);

 (vi)         Increase of 12.8% increase in capitalized interest (R$ 1 million).

11.1.1.8) Net Income

In 4Q16, a Net Loss of R$ 20 million was registered compared to a Net Income of R$ 186 million in 4Q15, a variation of R$ 206 million in the period. In 2016, Net Income was R$ 407 million, a drop of 34.9% (R$ 219 million).

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11.1.2) Tariff events

Reference dates

Tariff Process Dates
Disco	Date
CPFL Santa Cruz	March 22nd*
CPFL Leste Paulista	March 22nd*
CPFL Jaguari	March 22nd*
CPFL Sul Paulista	March 22nd*
CPFL Mococa	March 22nd*
CPFL Paulista	April 8th
RGE Sul	April 19th
RGE	June 19th
CPFL Piratininga	October 23rd

Tariff Revision
Distributor	Periodicity	Next Revision	Cycle
CPFL Paulista	Every 5 years	April 2018	4th PTRC
RGE Sul	Every 5 years	April 2018	4th PTRC
RGE	Every 5 years	June 2018	4th PTRC
CPFL Piratininga	Every 4 years	October 2019	5th PTRC
CPFL Santa Cruz	Every 5 years	March 2021*	5th PTRC
CPF Leste Paulista	Every 5 years	March 2021*	5th PTRC
CPFL Jaguari	Every 5 years	March 2021*	5th PTRC
CPFL Sul Paulista	Every 5 years	March 2021*	5th PTRC
CPFL Mococa	Every 5 years	March 2021*	5th PTRC

* In the Public Hearing 038/2015, held by Aneel, the revision dates have been changed to March 22. The date previously used for the adjustments of these distributors was February 3.

Annual tariff adjustments occurred in 2016

	CPFL Paulista	RGE Sul	RGE	CPFL Piratininga
Ratifying Resolution	2,056	2,059	2,082	2,157
Adjustment	9.89%	3.94%	-1.48%	-12.54%
Parcel A	-2.06%	-3.75%	-2.98%	-7.02%
Parcel B	1.78%	1.86%	2.31%	1.67%
Financial Components	10.18%	5.83%	-0.81%	-7.19%
Effect on consumer billings	7.55%	-0.34%	-7.51%	-24.21%
Date of entry into force	4/8/2016	4/19/2016	6/19/2016	10/23/2016

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Annual tariff adjustments occurred in 2017

	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Ratifying Resolution	2,211	2,210	2,213	2,209	2,212
Adjustment	-1.28%	0.77%	2.05%	1.63%	1.65%
Parcel A	0.88%	1.26%	3.26%	0.44%	2.78%
Parcel B	0.48%	1.92%	0.62%	0.53%	0.67%
Financial Components	-2.65%	-2.41%	-1.83%	0.66%	-1.80%
Effect on consumer billings	-10.37%	-3.28%	-8.41%	-4.15%	-2.56%
Date of entry into force	3/22/2017	3/22/2017	3/22/2017	3/22/2017	3/22/2017

Periodic Tariff Revision – process occurred in 2016

	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Ratifying Resolution	2,026	2,029	2,028	2,025	2,027
Adjustment	10.69%	8.02%	14.05%	9.77%	6.08%
Parcel A	-1.84%	-1.95%	-1.20%	-2.70%	-2.35%
Parcel B	1.61%	5.94%	2.80%	5.01%	3.76%
Financial Components	10.92%	4.03%	12.45%	7.46%	4.67%
Effect on consumer billings	7.15%	13.32%	13.25%	12.82%	9.02%
Date of entry into force	3/22/2016	3/22/2016	3/22/2016	3/22/2016	3/22/2016

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4th Periodic Tariff Revision Cycle – key information

4th Periodic Tariff Review Cycle	CPFL Piratininga	Sta. Cruz	Sul Paulista	Leste Paulista	Mococa	Jaguari
Data	Oct-15	Mar-16	Mar-16	Mar-16	Mar-16	Mar-16
Gross Regulatory Asset Base (A)	3,020	328	210	151	113	89
Depreciation Rate (B)	3.65%	3.69%	3.77%	3.81%	3.77%	3.76%
Depreciation Quota (C = A x B)	110	12	8	6	4	3
Net Regulatory Asset Base (D)	1,906	194	124	102	72	62
Pre-tax WACC (E)	12.26%	12.26%	12.26%	12.26%	12.26%	12.26%
Cost of Capital (F = D x E)	234	24	15	12	9	8
Special Obligations (G)	10	2	1	0	0	0
Regulatory EBITDA (H = C + F + G)	354	38	24	19	13	11
Regulatory OPEX = CAOM[1] + CAIMI[2](I)	447	82	33	28	21	21
Parcel B (J = H + I)	801	120	56	47	35	33
Productivity Index Parcel B ( K )	1.22%	1.18%	1.17%	1.19%	1.21%	1.30%
Quality Incentive Mechanism ( L)	0.00%	-0.33%	0.00%	-0.33%	1.00%	-0.64%
Parcel B with adjusts (M = J * (K - L)	791	119	56	46	34	33
Other Revenues (N)	36	3	1	1	1	1
Adjusted Parcel B (O = M - N)	755	116	54	45	33	31
Parcel A (P)	3,649	319	117	84	58	138
Required Revenue (Q = O + P)	4,404	436	171	130	91	169

Notes:

1) Management, Operation and Maintenance costs;

2) Annual cost of real state, vehicles and IT.

11.1.3) Operating Performance of Distribution

SAIDI and SAIFI

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

SAIDI and SAIFI Indexes[1]
Distributor	SAIDI (hours)						SAIFI (interruptions)
	2012	2013	2014	2015	2016	ANEEL[1]	2012	2013	2014	2015	2016	ANEEL[1]
CPFL Paulista	7.48	7.14	6.93	7.76	7.62	7.92	5.37	4.73	4.88	4.89	5.00	7.06
CPFL Piratininga	5.66	7.44	6.98	7.24	6.97	7.35	4.24	4.58	4.19	4.31	3.80	6.45
RGE	14.61	17.35	18.77	15.98	14.44	12.92	8.94	9.04	9.14	8.33	7.56	9.97
RGE Sul	14.10	14.07	17.75	19.11	19.45	12.25	8.40	7.39	8.87	8.42	9.41	9.85
CPFL Santa Cruz	5.28	6.97	6.74	8.46	5.65	9.44	5.83	6.82	5.29	6.34	4.09	9.08
CPFL Jaguari	4.49	5.92	5.41	6.93	7.10	8.00	4.66	5.43	4.32	4.61	6.13	8.00
CPFL Mococa	5.83	4.86	6.88	7.04	10.56	10.19	5.69	4.93	7.31	5.92	6.63	8.79
CPFL Leste Paulista	8.26	7.58	8.48	7.92	8.01	9.79	6.57	6.33	6.30	5.67	5.73	8.49
CPFL Sul Paulista	10.80	9.08	9.69	11.51	15.20	10.46	9.01	6.71	7.03	9.47	11.76	8.73

1) Regulatory Agency (ANEEL) Limits - 2016

Since the end of 2015, CPFL Energia’s concession area has been experiencing high rainfall levels and higher lightning strike, which has increased the flood events, hampering the access of our teams and damaging our substations.

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In 2016, CPFL Mococa’s SAIDI increased significantly due to a fire in an energy substation of a transmission company in the concession area. CPFL Energia operated in two fronts to restore the energy supply: through load transference and through the installation of a mobile transformer.

CPFL Sul Paulista's SAIDI strongly increased in 2016 due to atypical atmospheric conditions, which more severely affected this distribution concession area, generating flooding conditions of certain areas for several days and also destroying bridges that were essential to the displacement of teams until the occurrences´ location.

On the other hand, CPFL Santa Cruz's SAIDI registered a reduction this year, reflecting the effectiveness of the maintenance plan carried out. It is important to note that in 2016 CPFL Santa Cruz recorded the lowest (best) SAIDI among all Brazilian energy distributors (larger than 1 TWh).

The SAIFI indicator was kept below regulatory limits in all companies (except CPFL Sul Paulista), reflecting the effectiveness of the maintenance and the constant investments in improvements and modernization carried out by CPFL. The abnormal atmospheric conditions that had a greater impact on CPFL Sul Paulista also had a negative impact on its SAIFI indicator.

Losses

Find below the performance of CPFL distribution companies throughout the last quarters:

12M Accumulated Losses[1]	Technical Losses					Non-Technical Losses					Total Losses
	1Q16	2Q16	3Q16	4Q16	ANEEL[2]	1Q16	2Q16	3Q16	4Q16	ANEEL[2]	1Q16	2Q16	3Q16	4Q16	ANEEL[2]
CPFL Energia	6.36%	6.44%	6.39%	6.35%	6.37%	2.53%	2.71%	2.63%	3.00%	1.83%	8.37%	9.14%	9.02%	9.34%	8.20%
CPFL Paulista	6.61%	6.77%	6.72%	6.55%	6.32%	2.66%	2.59%	2.65%	3.03%	1.98%	9.27%	9.36%	9.36%	9.58%	8.30%
CPFL Piratininga	4.19%	4.29%	4.34%	4.45%	5.52%	2.67%	2.73%	2.71%	2.85%	1.43%	6.86%	7.02%	7.05%	7.30%	6.95%
RGE	7.55%	7.45%	7.39%	7.35%	7.28%	2.01%	2.66%	2.31%	2.64%	1.87%	9.56%	10.11%	9.70%	9.99%	9.15%
RGE Sul	7.41%	7.28%	7.05%	7.08%	6.75%	2.85%	3.53%	3.17%	4.00%	2.20%	10.26%	10.82%	10.22%	11.07%	8.95%
CPFL Santa Cruz	8.72%	8.79%	8.65%	8.75%	7.76%	0.79%	0.81%	1.15%	1.08%	0.52%	9.51%	9.60%	9.80%	9.82%	8.28%
CPFL Jaguari	3.69%	3.54%	3.45%	3.37%	4.28%	1.05%	1.65%	1.17%	1.26%	0.40%	4.73%	5.19%	4.62%	4.63%	4.67%
CPFL Mococa	7.97%	7.84%	7.74%	7.46%	8.17%	2.38%	2.52%	2.43%	2.83%	0.57%	10.35%	10.36%	10.17%	10.29%	8.74%
CPFL Leste Paulista	8.48%	8.51%	8.57%	8.49%	7.81%	3.76%	2.94%	3.24%	2.39%	1.15%	12.23%	11.44%	11.81%	10.88%	8.96%
CPFL Sul Paulista	7.66%	7.83%	8.13%	8.26%	5.94%	0.91%	1.24%	1.46%	1.83%	0.20%	8.57%	9.07%	9.59%	10.08%	6.15%

1) The figures above were adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga, RGE and RGE Sul, high-voltage customers were disregarded.

2) Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

The consolidated losses index of CPFL Energia, already considering RGE Sul in the historical series, was from 8.39% in 4Q15 to 9.34% in 4Q16, an increase of 0.95 b.p. This increase is mainly due to changes in the market breakdown, with increasing low voltage customers share, increase of energy injected in distribution lines (energy generated in SHPPs and transmitted to basic network) and worse macroeconomic scenario.

In the year, CPFL Energia invested R$ 30.7 million in anti-loss program (disregarding RGE Sul). Of the total, R$ 3.1 million were destined to operational investments (replacement of meters) and R$ 27.6 million to managerial expenses (removal of irregular connections and actions against fraud), totalizing 288 thousand inspections.

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Find below how was performance of losses in low voltage market:

12-month Accumulated Losses - LV1	Non-technical Losses / LV
	1Q16	2Q16	3Q16	4Q16	ANEEL
CPFL Paulista	6.24%	6.04%	6.19%	7.13%	4.61%
CPFL Piratininga	7.81%	7.81%	7.69%	8.05%	3.90%
RGE	4.97%	6.58%	5.66%	6.51%	4.41%
CPFL Santa Cruz	1.53%	1.57%	2.27%	2.17%	0.98%
RGE Sul	6.54%	8.12%	7.23%	9.24%	4.91%
CPFL Jaguari	4.26%	6.76%	4.77%	5.04%	1.60%
CPFL Mococa	4.17%	4.44%	4.29%	5.01%	0.98%
CPFL Leste Paulista	6.67%	5.19%	5.82%	4.32%	1.96%
CPFL Sul Paulista	2.23%	2.91%	3.25%	3.95%	0.51%

1) Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

11.2) Commercialization and Services Segments

11.2.1) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Million)
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	691	547	26.3%	2,365	2,043	15.8%
Net Operating Revenue	609	484	25.9%	2,087	1,799	16.0%
EBITDA (1)	59	34	72.3%	163	129	25.6%
Net Income	33	28	20.1%	112	88	27.1%

Note:

(1)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 4Q16, gross operating revenue reached R$ 691 million, representing an increase of 26.3% (R$ 144 million), while net operating revenue were up by 25.9% (R$ 125 million) to R$ 609 million.

In 2016, gross operating revenue reached R$ 2,365 million, representing an increase of 15.8% (R$ 322 million), while net operating revenue were up by 16.0% (R$ 288 million) to R$ 2,087 million.

EBITDA

In 4Q16, EBITDA totaled R$ 59 million, compared to R$ 34 million in 4Q15, an increase of 72.3%.

In 2016, EBITDA totaled R$ 163 million, compared to R$ 129 million in 2015, an increase of 25.6%.

Net Income

In 4Q16, net income amounted to R$ 33 million, compared to a net income of R$ 28 million in 4Q15.

In 2016, net income amounted to R$ 112 million, compared to a net income of R$ 88 million in 2015.

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11.2.2) Services Segment

Consolidated Income Statement - Services (R$ Million)
	4Q16	4Q15	Var.	2016	2015		Var.
Gross Operating Revenue	112	101	11.0%	438		320	36.7%
Net Operating Revenue	102	93	9.6%	400		295	35.9%
EBITDA (1)	17	(26)	-	78		43	80.9%
Net Income	13	(41)	-	54		41	32.8%

Nota:

(1)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 4Q16, gross operating revenue reached R$ 112 million, representing an increase of 11.0% (R$ 11 million), while net operating revenue were up by 9.6% (R$ 9 million) to R$ 102 million.

In 2016, gross operating revenue reached R$ 438 million, representing an increase of 36.7% (R$ 117 million), while net operating revenue were up by 35.9% (R$ 106 million) to R$ 400 million.

EBITDA

In 4Q16, EBITDA totaled R$ 17 million, compared to a negative EBITDA of R$ 26 million in 4Q15.

In 2016, EBITDA totaled R$ 78 million, compared to R$ 43 million in 2015, an increase of 80.9%.

Net Income

In 4Q16, net income amounted to R$ 13 million, compared to a net loss of R$ 41 million in 4Q15.

In 2016, net income amounted to R$ 54 million, compared to R$ 41 million in 2015, an increase of 32.8%.

11.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (R$ million)
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	290	290	-0.1%	1,105	1,079	2.4%
Net Operating Revenue	263	264	-0.3%	1,003	984	2.0%
Cost of Electric Power	(29)	(46)	-37.6%	(99)	(223)	-55.9%
Operating Costs & Expenses	(63)	(56)	13.1%	(233)	(217)	7.2%
EBIT	171	161	5.7%	672	543	23.7%
EBITDA	315	286	10.0%	1,110	892	24.5%
Financial Income (Expense)	(96)	(103)	-7.2%	(380)	(439)	-13.6%
Income Before Taxes	185	150	23.5%	603	320	88.4%
Net Income	161	127	26.5%	505	283	78.5%

Nota:

(1)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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11.3.1.1) Operating Revenue

In 4Q16, Gross Operating Revenue reached R$ 290 million, a reduction of 0.1%.

The variation in the gross operating revenue is mainly due to the following factors:

  Increase of 11.6% of the power supply revenue from Serra da Mesa HPP (R$ 14 million) due to the increase of 11.1% in the average sales price, as a result of the price readjustment of this sale agreement;
  Increase of 10.5% (R$ 6 million) in the power supply to CPFL Paulista and CPFL Piratininga of energy from Barra Grande HPP (Baesa);
  Increase of revenue from the plants of Rio das Antas Complex (Ceran) (R$ 16 million);
  Other revenues (R$ 9 million);

Partially offset by:

•         Gain with a hedge operation in CPFL Geração carried out in 2015 (R$ 46 million) and that did not occurred in 2016.

Net Operating Revenue reached R$ 263 million, registering a reduction of 0.3% (R$ 1 million).

In 2016, Gross Operating Revenue reached R$ 1,105 million, an increase of 2.4% (R$ 26 million).

The variation in the gross operating revenue is mainly due to the following factors:

  Increase of 9.9% of the power supply revenue from Serra da Mesa HPP (R$ 48 million) due to the increase of 11.1% in the average sales price, as a result of the price readjustment of this sale agreement;
  Increase of revenue from the plants of Rio das Antas Complex (Ceran) (R$ 25 million);
  Increase of 9.5% (R$ 16 million) in the power supply to CPFL Paulista and CPFL Piratininga of energy from Barra Grande HPP (Baesa);
  Other revenues (R$ 7 million);

Partially offset by:

•         Gain with a hedge operation in CPFL Geração carried out in 2015 (R$ 70 million) and that did not occurred in 2016.

Net Operating Revenue reached R$ 1,003 million, registering an increase of 2.0% (R$ 20 million).

11.3.1.2) Cost of Electric Power

In 4Q16, the cost of electric power reached R$ 29 million, a reduction of 37.6% (R$ 17 million), due mainly to the following factors:

•         Reduction of 44.6% in the cost with Electric Energy Purchased for Resale (R$ 18 million), due mainly to the following factors:

In CPFL Geração (controlling company) (R$ 50 million):

               (i)       Reduction of the cost with a hedge operation in CPFL Geração carried out in 2015 (R$ 48 million) and that did not occurred in 2016;

              (ii)       Reduction in the cost of energy from Barra Grande HPP (Baesa) (R$ 7 million) due to the reduction of 33.8% in the average sales price;

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Partially offset by:

             (iii)       Reduction in PIS and COFINS tax credits, generated from the energy purchase (R$ 5 million).

In Rio das Antas Complex (Ceran) and in Paulista Lajeado HPP (- R$ 31 million):

               (i)       Effect of R$ 8 million with the strategy put in place for the seasonality of physical guarantee (cost reducer) in 2015;

              (ii)       Reduction of R$ 4 million in GSF cost;

Partially offset by:

             (iii)       Accounting of GSF renegotiation in 2015, in the amount of R$ 43 million;

Partially offset by:

•         Increase of 8.8% in the cost with Charges for the Use of the Transmission and Distribution System (R$ 1 million).

In 2016, the cost of electric power reached R$ 99 million, a reduction of 55.9% (R$ 125 milhões), due mainly to the following factors:

•         Reduction of 63.2% in the cost with Electric Energy Purchased for Resale (R$ 127 million), due mainly to the following factors:

In CPFL Geração (controlling company) (R$ 110 million):

               (i)       Reduction of the cost with energy from Barra Grande HPP (Baesa) (R$ 48 million) due to the reduction of 42.2% in the average sales price;

              (ii)       Expenses with a hedge operation in CPFL Geração carried out in 2015 (R$ 74 million) and that did not occurred in 2016;

Partially offset by:

             (iii)       Reduction in PIS and COFINS tax credits, generated from the energy purchase (R$ 12 million).

In Rio das Antas Complex (Ceran) and in Paulista Lajeado HPP (R$ 16 million):

               (i)       Reduction of R$ 92 million in GSF cost;

Partially offset by:

              (ii)       Accounting of GSF renegotiation in 2015, in the amount of R$ 43 million;

             (iii)       Effect of R$ 33 million with the strategy put in place for the seasonality of physical guarantee (cost reducer) in 2015.

Partially offset by:

•         Increase of 10.0% in the cost with Charges for the Use of the Transmission and Distribution System (R$ 2 million).

11.3.1.3) Operating Costs and Expenses

In 4Q16, operating costs and expenses reached R$ 63 million, compared to R$ 56 million in 4Q15, an increase of 13.1% (R$ 7 millions), due to the variations in:

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     (i)       PMSO item, that reached R$ 29 million in 4Q16, compared to R$ 23 million in 4Q15, registering a reduction of 26.9% (R$ 6 million). The table below lists the main variation in PMSO:

PMSO (R$ million)
	4Q16	4Q15	Variation	2016	2015	Variation
			%			%
PMSO
Personnel	(8.9)	(8.2)	8.1%	(36.1)	(32.8)	10.1%
Material	(0.7)	(0.5)	31.6%	(2.8)	(2.2)	26.5%
Outsourced Services	(7.4)	(5.4)	36.9%	(22.2)	(20.1)	11.0%
Other Operating Costs/Expenses	(12.3)	(8.9)	37.8%	(43.5)	(29.9)	45.5%
GSF Risk Premium	(1.8)	-	-	(7.2)	-	-
Others	(10.5)	(8.9)	17.5%	(36.3)	(29.9)	21.3%
Total PMSO	(29.3)	(23.1)	26.9%	(104.7)	(85.0)	23.2%

This variation is explained mainly by the following factors:

                              i.        Personnel expenses, which registered an increase of 8.1% (R$ 1 million);

                             ii.        Increase in Material, which registered an increase of 31.6% (R$ 0.2 million);

                            iii.        Increase of 36.9% in Outsourced Services (R$ 2 million);

                           iv.        Increase of 37.8% in Other Operating Costs/Expenses (R$ 3 million) mainly due to the payment of GSF risk premium (R$ 2 million) and other effects (R$ 2 million).

    (ii)       Increase of 9.6% in Depreciation and Amortization (R$ 3 million);

Partially offset by:

   (iii)       Reduction of 38.4% in Amortization of Concession Intangible (R$ 2 million).

In 2016, operating costs and expenses reached R$ 233 million, compared to R$ 217 million in 4Q15, an increase of 7.2% (R$ 16 million), due to the variations in:

     (i)       PMSO item, that reached R$ 105 million in 2016, compared to R$ 85 million in 2015, registering an increase of 23.2% (R$ 20 million).

This variation is explained mainly by the following factors:

                              i.        Personnel expenses, which registered an increase of 10.1% (R$ 3 million);

                             ii.        Increase of 26.5% (R$ 1 million) in Material;

                            iii.        Increase of 11.0% in Outsourced Services (R$ 2 million);

                           iv.        Increase of 45.5% in Other Operating Costs/Expenses (R$ 14 million) mainly due to the payment of GSF risk premium (R$ 7 million), higher expenses with lease and rental (R$ 5 million) and other effects (R$ 1 million).

    (ii)       Increase of 2.1% in Depreciation and Amortization (R$ 2 million);

   (iii)       Increase in expenses with the Private Pension Fund (R$ 1 million), due to the update of the actuarial report;

Partially offset by:

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   (iv)       Reduction of 38.4% in Amortization of the Concession Intangible (R$ 6 million);

    (v)       Reduction of 37.3% in Amortization of the Acquisition Goodwill (R$ 2 million).

11.3.1.4) Equity Income

Equity Income (R$ Million)
	4Q16	4Q15	Var. R$	Var. %	2016	2015	Var. R$	Var. %
Projects
Barra Grande HPP	1	1	1	138.3%	10	3	7	292.9%
Campos Novos HPP	33	31	2	6.8%	117	75	42	56.8%
Foz do Chapecó HPP	52	48	4	9.3%	117	77	40	51.6%
Epasa TPP	24	13	11	87.0%	68	63	4	6.7%
Total	111	92	18	20.0%	312	218	94	43.1%

In 4Q16, Equity Income reached R$ 111 million, compared to R$ 92 million in 4Q15, an increase of 20.0% (R$ 18 million).

EPASA TPP (R$ 11 million):

•         Reduction of 24.7% in Net Revenue (R$ 32 million);

•         Reduction of 12.5% in Cost of Electric Power (R$ 1 million);

•         Reduction of 45.1% in PMSO (R$ 42 million):

✓  Lower cost with oil acquisition (R$ 38 million);

•         Increase of 29.5% in Depreciation and Amortization (R$ 1 million);

•         Increase of 12.6% in Net Financial Expense (R$ 1 million);

•         Reduction of the expense with Income Tax and Social Contribution (R$ 2 million);

•         Increase of 86.9% in Net Income (R$ 11 million).

Foz do Chapecó HPP (R$ 4 million):

•         Increase of 17.8% in Net Revenue (R$ 18 million);

•         Reduction of 84.0% in Cost of Electric Power (R$ 25 million);

•         Increase of 57.9% in PMSO (R$ 6 million):

•         Reduction of 3.4% in Depreciation and Amortization (R$ 0.5 million);

•         Reduction of 49.3% in Net Financial Expense (R$ 15 million);

•         Reduction of the expense with Income Tax and Social Contribution (R$ 2 million);

•         Increase of 9.7% in Net Income (R$ 4 million).

Campos Novos HPP (R$ 2 million):

•         Increase of 4.7% in Net Revenue (R$ 3 million);

•         Reduction of 93.1% in Cost of Electric Power (R$ 5 million):

•         Reduction of 10.9% in PMSO (R$ 1 million):

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•         Increase of 0.5% (R$ 0.1 million) in Depreciation and Amortization;

•         Reduction in Net Financial Expense (R$ 3 million);

•         Increase of the expense with Income Tax and Social Contribution (R$ 1 million);

•         Increase of 6.8% in Net Income (R$ 2 million).

Barra Grande HPP (R$ 1 million):

•         Reduction of 29.6% in Net Revenue (R$ 6 million);

•         Reduction of 55.5% in Cost of Electric Power (R$ 5 million):

•         Reduction of 16.8% in PMSO (R$ 0.5 million):

•         Reduction of 8.6% (R$ 0.3 million) in Depreciation and Amortization;

•         Reduction of 39.1% in Net Financial Expense (R$ 2 million);

•         Increase of the expense with Income Tax and Social Contribution (R$ 0.4 million);

•         Increase of 138.3% in Net Income (R$ 1 million).

In 2016, Equity Income reached R$ 312 million, compared to R$ 218 million in 2015, an increase of 43.1% (R$ 94 million).

EPASA TPP (R$ 4 million):

•         Reduction of 42.3% in Net Revenue (R$ 381 million);

•         Reduction of 23.0% in Cost of Electric Power (R$ 8 million);

•         Reduction of 58.3% in PMSO (R$ 207 million):

✓  Lower cost with oil acquisition (R$ 212 million);

•         Increase of 8.1% (R$ 1 million) in Depreciation and Amortization;

•         Reduction of 14.1% in Net Financial Expense (R$ 3 million);

•         Reduction of the expense with Income Tax and Social Contribution (R$ 3 million);

•         Increase of 6.7% in Net Income (R$ 4 million).

Foz do Chapecó HPP (R$ 40 million):

•         Reduction of 42.3% in Net Revenue (R$ 381 million);

•         Reduction of 50.3% in Cost of Electric Power (R$ 50 million):

•         Increase of 61.4% in PMSO (R$ 19 million):

•         Reduction of 3.0% (R$ 2 million) in Depreciation and Amortization;

•         Reduction of 15.9% in Net Financial Expense (R$ 18 million);

•         Increase of the expense with Income Tax and Social Contribution (R$ 15 million);

•         Increase of 51.6% in Net Income (R$ 40 million).

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Campos Novos HPP (R$ 42 million):

•         Increase of 8.0% in Net Revenue (R$ 20 million);

•         Reduction of 40.3% in Cost of Electric Power (R$ 29 million):

•         Reduction of 0.7% in PMSO (R$ 0,2 million):

•         Increase of 0.3% (R$ 0.1 million) in Depreciation and Amortization;

•         Reduction of 71.2% in Net Financial Expense (R$ 15 million);

•         Increase of the expense with Income Tax and Social Contribution (R$ 21 million);

•         Increase of 56.8% in Net Income (R$ 42 million).

UHE Barra Grande (R$ 7 million):

•         Reduction of 43.9% in Net Revenue (R$ 47 million);

•         Reduction of 84.0% in Cost of Electric Power (R$ 46 million):

•         Increase of 3.1% in PMSO (R$ 0.3 million):

•         Reduction of 7.1% (R$ 1 million) in Depreciation and Amortization;

•         Reduction of 46.9% in Net Financial Expense (R$ 11 million);

•         Increase of the expense with Income Tax and Social Contribution (R$ 4 million);

•         Increase of 292.9% in Net Income (R$ 7 million).

11.3.1.5) EBITDA

In 4Q16, EBITDA was of R$ 315 million, compared to R$ 286 million in 4Q15, an increase of 10.0% (R$ 29 million). In 2016, EBITDA totaled R$ 1,110 million, compared to R$ 892 million in 2015, an increase of 24.5% (R$ 218 million).

Conciliation of Net Income and EBITDA (R$ million)
	4Q16	4Q15	Var.	2016	2015	Var.
Net Income	161	127	26.5%	505	283	78.5%
Depreciation and Amortization	34	33		127	132
Financial Result	96	103		380	439
Income Tax /Social Contribution	24	23		99	38
EBITDA	315	286	10.0%	1,110	892	24.5%

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11.3.1.6) Financial Result

Financial Result (R$ Million)
	4Q16	4Q15	Var.	2016	2015	Var.
Revenues
Income from Financial Investments	41	14	190.7%	103	51	102.9%
Fiscal Credits Update	-	3	-	3	5	-37.0%
Monetary and Foreign Exchange Updates	6	10	-37.4%	68	33	106.1%
PIS and COFINS - over Other Financial Revenues	(2)	(2)	38.7%	(5)	(2)	126.8%
Others	6	8	-24.7%	14	24	-41.6%
Total	51	33	52.5%	183	110	66.0%

Expenses
Debt Charges	(123)	(121)	1.7%	(479)	(457)	4.7%
Monetary and Foreign Exchange Updates	(22)	(9)	141.3%	(59)	(67)	-13.1%
Use of Public Asset	(2)	(6)	-57.8%	(15)	(16)	-6.7%
Others	-	(1)	-	(10)	(8)	17.1%
Total	(147)	(137)	7.4%	(562)	(549)	2.4%

Financial Result	(96)	(103)	-7.1%	(380)	(439)	-13.6%

In 4Q16, the financial result was a net expense of R$ 96 million, representing a reduction of 7.1% (R$ 7 million).

•         Financial Revenues moved from R$ 33 million in 4Q15 to R$ 51 million in 4Q16, an increase of 52.5% (R$ 17 million), due to:

✓  Increase of 190.7% in income from financial investments (R$ 27 million);

Partially offset by:

✓  Reduction of 37.4% in monetary and foreign exchange updates (R$ 4 million);

✓  Reduction of 93.9% in fiscal credits update (R$ 3 million);

✓  Reduction of R$ 3 million in other effects.

•         Financial Expenses moved from R$ 137 million in 4Q15 to R$ 147 million in 4T16, an increase of 7,4% (R$ 10 million), due to:

✓  Increase of 141.3% in monetary and foreign exchange updates (R$ 13 million);

✓  Increase of 1.7% in debt charges (R$ 2 million);

Partially offset by:

✓  Reduction of 57.8% in expenses of the Use of Public Asset (UBP) (R$ 3 million);

✓  Reduction of R$ 1 million in other effects.

In 2016, the financial result was a net expense of R$ 380 million, representing a reduction of 13.6% (R$ 60 million).

•         Financial Revenues moved from R$ 110 million in 2015 to R$ 183 million in 2016, an increase of 66.0% (R$ 73 million), due to:

✓  Increase of 102.9% in income from financial investments (R$ 52 million);

✓  Increase of 106.1% in monetary and foreign exchange updates (R$ 35 million);

Partially offset by:

✓  Reduction of 37.0% in fiscal credits update (R$ 2 million);

✓  Reduction of R$ 13 million in other effects.

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•         Financial Expenses moved from R$ 549 million in 2015 to R$ 562 million in 2016, an increase of 2.4% (R$ 13 million), due to:

✓  Increase of 4.7% in debt charges (R$ 21 million);

✓  Increase of R$ 1 million in other effects;

Partially offset by:

✓  Reduction of 13.1% in monetary and foreign exchange updates (R$ 9 million);

✓  Reduction of 17.1% in expenses of the Use of Public Asset (UBP) (R$ 1 million).

11.3.1.7) Net Income

In 4Q16, net income was of R$ 161 million, compared to a net income of R$ 127 million in 4Q15. In 2016, net income totaled R$ 505 million, compared to a net income of R$ 283 million in 2015.

11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Million)
	4Q16	4Q15	Var. %	2016	2015	Var. %
Gross Operating Revenue	541	474	14.2%	1,774	1,694	4.7%
Net Operating Revenue	509	451	12.9%	1,673	1,598	4.7%
Cost of Electric Power	(87)	(42)	105.4%	(298)	(359)	-17.0%
Operating Costs & Expenses	(299)	(180)	66.4%	(935)	(778)	20.1%
EBIT	123	229	-46.2%	440	461	-4.5%
EBITDA (1)	270	372	-27.6%	993	1,001	-0.8%
Financial Income (Expense)	(141)	(132)	6.9%	(535)	(468)	14.3%
Income Before Taxes	(18)	97	-118.4%	(95)	(7)	1220.0%
Net Income	(24)	75	-132.4%	(141)	(56)	150.1%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

11.4.1.1) Variations in the Income Statement of CPFL Renováveis

In 4Q16, the variations in the Income Statement of CPFL Renováveis are mainly due to the factors below:

•         Commercial start-up of Mata Velha SHPP in May 2016 (24.0 MW);

•         Commercial start-up of Campo dos Ventos Complex and São Benedito Complex wind farms, gradually, over 2016 (231.0 MW).

11.4.1.2) Operating Revenue

Gross Operating Revenue reached R$ 541 million in 4Q16, representing an increase of 14.2% (R$ 67 million).

Net Operating Revenue was of R$ 509 million, representing an increase of 12.9% (R$ 58 million). This increase is mainly due to the following factors:

•         Higher energy volume generated in the wind farms and price readjustments of the agreements in 4Q16 (R$ 42 million);

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•         Commercial start-up and test generation of the wind farms of Campo dos Ventos and São Benedito complex (R$ 34 million);

•         Higher revenue in the SHPPs due to the difference in the seasonally adjusted guarantee in 4Q16. In 2015, the seasonality of the physical guarantee of SHPPs was more concentrated in 1Q15, while in 2016, seasonality was more linear over the months (R$ 18 million);

•         Higher generation in biomass companies, in Bio Pedra due to the return in commercial operation of one of the turbines that had suffered a sinister and in Bio Formosa, due to the reimbursement of generation to PLD (R$ 6 million);

•         Others (R$ 6 million);

Partially offset by:

•         Recognition of loss of profits related to the sinister occurred in Bio Pedra in 4Q15 (R$ 26 million);

•         Hydrological risk renegotiation – GSF of the plants whose agreements originate in the Proinfa (R$ 16 million).

The variation is also impacted by intercompany transactions of CPFL Renováveis with CPFL Brasil and Group’s distributors, which are eliminated in the consolidation of CPFL Energia (R$ 6 million).

In 2016, Gross Operating Revenue reached R$ 1,774 million, representing an increase of 4.7% (R$ 80 million), compared to 2015.

Net Operating Revenue in 2016 was of R$ 1,673 million, representing an increase of 4.7% (R$ 75 million), compared to 2015. This increase is due to the following factors:

•         Higher energy volume generated in the wind farms and price readjustments of the agreements in 4Q16 (R$ 86 million);

•         Commercial start-up and test generation of the wind farms of Campo dos Ventos and São Benedito complex (R$ 55 million);

•         Higher revenue of the SHPPs due to the price readjustments of the agreements (R$ 27 million);

•         Lower exposure to GSF (R$ 25 million);

•         Commercial start-up of Mata Velha SHPP, in April 2016 (R$ 15 million);

Partially offset by:

•         Lower revenue of biomass companies in 2016, because in Bio Alvorada and Bio Coopcana there was a need to purchase energy to meet the moving average in 1Q15 (R$ 48 million);

•         Hydrological risk renegotiation – GSF of the plants whose agreements originate in the Proinfa (R$ 16 million).

The variation is also impacted by intercompany transactions of CPFL Renováveis with CPFL Brasil and Group’s distributors, which are eliminated in the consolidation of CPFL Energia (R$ 73 million).

11.4.1.3) Cost of Electric Power

In 4Q16, Cost of Electric Power was of R$ 87 million, representing na increase of 105.7% (R$ 44 million). This increase is due to the following factors:

•         Increase of 201.4% in the cost with Electric Energy Purchased for Resale (R$ 41 million), mainly due to the following factors:

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                     (i)       Energy purchase to meet the exposure to the short-term market and hedge (R$ 18 million);

                    (ii)       Recognition of the indemnification due to CPFL Brasil of R$ 8 million, pursuant to contractual conditions, of Campo dos Ventos and São Benedito Complexes;

                   (iii)      Recognition of R$ 6 million referring to the annual and four-year calculation of the energy sale agreements from Atlântica and Morro dos Ventos wind complexes. It should be noted that the generation was impacted by climatological events, such as El Niño, which caused the wind velocity reduction in the region of these farms;

                   (iv)       Hydrological risk renegotiation – GSF in 4Q15 (R$ 11 million);

Partially offset by:

                    (v)       Effect of the strategy put in place for the seasonality of physical guarantee in 4Q15 (cost reducer), that was not repeated in 4Q16 (R$ 6 million);

                   (vi)       Lower exposure to GSF (R$ 2 million).

The variation is also impacted by intercompany transactions of CPFL Renováveis with CPFL Brasil and Group’s distributors, which are eliminated in the consolidation of CPFL Energia (R$ 6 million).

•         Increase of 15.6% in the cost with Charges for the Use of the Transmission and Distribution System (R$ 3 million).

In 2016, Cost of Electric Power was of R$ 298 million, representing a reduction of 17.0% (R$ 61 million), compared to 2015. This reduction is due to the following factors:

•         Reduction of 44.6% in the cost with Electric Energy Purchased for Resale (R$ 72 million), mainly due to the following factors:

               (i)       Recognition of the indemnification due to CPFL Brasil of R$ 56 million, pursuant to contractual conditions, of Campo dos Ventos and São Benedito Complexes;

              (ii)       Energy purchase to meet the exposure to the short-term market and hedge (R$ 26 million);

             (iii)       Recognition of R$ 20 million referring to the annual and four-year calculation of the energy sale agreements from Santa Clara, Atlântica and Morro dos Ventos wind complexes. It should be noted that the generation was impacted by climatological events, such as El Niño, which caused the wind velocity reduction in the region of these farms;

            (iv)       Hydrological risk renegotiation – GSF in 4Q15 (R$ 11 million);

Partially offset by:

             (v)       Lower exposure to GSF in 2016 compared to 2015 (R$ 69 million);

            (vi)       Energy purchase to meet the moving average of Bio Coopcana and Bio Alvorada biomass plants in 4Q15 (R$ 46 million).

The variation is also impacted by intercompany transactions of CPFL Renováveis with CPFL Brasil and Group’s distributors, which are eliminated in the consolidation of CPFL Energia (R$ 73 million).

•         Increase of 14.4% in cost with Charges for the Use of the Transmission and Distribution System (R$ 11 million).

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11.4.1.4) Operating Costs and Expenses

In 4Q16, Operating Costs and Expenses reached R$ 299 million, representing an increase of 66.4% (R$ 119 million). The main factors were:

•         PMSO item, which reached R$ 153 million, an increase of 319.8% (R$ 116 million).

The table below shows a summary of the main variations in PMSO:

PMSO (R$ million)
	4Q16	4Q15	Variation	2016	2015	Variation
			%			%
PMSO
Personnel	(17.2)	(13.6)	26.2%	(64.5)	(52.9)	21.8%
Material	(1.8)	(2.2)	-16.0%	(8.8)	(16.7)	-47.3%
Outsourced Services	(47.3)	(35.1)	34.7%	(180.3)	(148.7)	21.2%
Other Operating Costs/Expenses	(86.4)	14.5	-695.0%	(127.8)	(19.1)	567.5%
GSF Risk Premiium	(0.6)	-		(2.4)	-	-
Others	(85.8)	14.5	-691.0%	(125.4)	(19.1)	555.1%
Total PMSO	(152.7)	(36.4)	319.8%	(381.3)	(237.5)	60.6%

This variation is explained mainly by the following factors:

                  (i)       Personnel: Increase of 26.2% (R$ 4 million), as a result of the higher number of employees and the collective bargaining agreement;

                 (ii)       Services: Increase of 34.7% (12 million) mainly due to the portfolio expansion and higher expenses with O&M suppliers of the wind farms;

                (iii)      Others: Increase of R$ 101 million, due to (i) write-off of assets and intangibles in undeveloped wind projects (R$ 33 million), (ii) provision for the write-off of the SHPP project that is awaiting ANEEL’s decision to extend the authorization period (R$ 41 million); (iii) recognition of insurance against material damages due to Bio Pedra’s sinister in 4Q15 (R$ 16 million), and (iv) recognition of indemnification due to supplier unavailability occurred in 4Q15 (R$ 6 million).

•         Depreciation and Amortization item, which reached R$ 146 million, an increase of 2.1% (R$ 3 million), due basically to the start-up of assets over the last 12 months.

In 2016, Operating Costs and Expenses reached R$ 934 million, representing na increase of 20.1% (R$ 156 million), compared to 2015.

The main factors were:

•         PMSO item, which reached R$ 381 million, an increase of 60.6% (R$ 144 million).

This variation is explained mainly by the following factors:

                  (i)       Personnel: Increase of 21.8% (R$ 12 million), as a result of the higher number of employees and the collective bargaining agreement;

                 (ii)       Services: Increase of 21.2% (32 million) mainly due to the portfolio expansion and higher expenses with O&M suppliers;

                (iii)      Others: Increase of R$ 109 million, mainly due to the write-offs and write-off of assets carried out in 4Q16 (R$ 74 million) and items that occurred in 2015: (i) the recognition of property damage and property, plant and equipment insurance related to Bio Pedra's sinister turbine (R$ 10 million) in 2015; and (ii) the reversal of the provision related to the discontinuation of a SHPP project (R$ 3 million).

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•         Depreciation and Amortization item, which reached R$ 553 million, an increase of 2.3% (R$ 13 million), due basically to the start-up of assets over the last 12 months.

11.4.1.5) EBITDA

In 4Q16, EBITDA was of R$ 270 million, compared to R$ 372 million in 4Q15, a reduction of 27.6% (R$ 103 million). In 2016, EBITDA reached R$ 993 million, compared to R$ 1,001 million in 2015, a reduction of 0.8% (R$ 8 million).

Conciliation of Net Income and EBITDA (R$ million)
	4Q16	4Q15	Var.	2016	2015	Var.
Net income	(24)	75	-132.4%	(141)	(56)	150.1%
Amortization	146	143		553	541
Financial Results	141	132		535	468
Income Tax /Social Contribution	6	22		46	49
EBITDA	270	372	-27.6%	993	1,001	-0.8%

11.4.1.6) Financial Result

Financial Result (R$ Million)
	4Q16	4Q15	Var.	2016	2015	Var.
Revenues
Income from Financial Investments	31	29	5.4%	112	116	-2.8%
Additions and Late Payment Fines	2	1	61.9%	5	2	90.1%
Monetary and Foreign Exchange Updates	-	2	0.0%	2	3	-13.3%
PIS and COFINS - over Other Financial Revenues	(2)	(3)	-49.3%	(6)	(3)	101.1%
Others	4	10	-64.1%	19	21	-8.3%
Total	35	40	-12.7%	134	139	-3.8%

Expenses
Debt Charges	(156)	(146)	6.9%	(592)	(534)	10.8%
Monetary and Foreign Exchange Updates	(21)	(19)	14.7%	(84)	(49)	70.6%
(-) Capitalized Interest	11	12	-7.5%	55	32	0.0%
Others	(10)	(19)	-50.5%	(47)	(56)	-15.8%
Total	(176)	(172)	2.3%	(668)	(607)	10.1%

Financial Result	(141)	(132)	6.8%	(535)	(468)	14.2%

In 4Q16, net Financial Result was an expense of R$ 141 million, representing an increase of 6.8% (R$ 9 million) compared to 4Q15.

The main factors that affected the financial revenue (reduction of R$ 5 million) were:

               (i)       Reduction in other financial revenues (R$ 6 million);

              (ii)       Reduction of monetary and foreign exchange updates (R$ 2 million);

             (iii)       Reduction of PIS and COFINS over other financial revenues (R$ 1 million);

Partially offset by:

            (iv)       Increase of the income from the financial investments (R$ 2 million).

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The main factors that affected the financial expense (increase of R$ 4 million) were:

               (i)       Increase of debt charges, mainly due to the increase in the reference rates (R$ 10 million):

a.   Average CDI interbank rate of 13.18% p.a. in 4Q15 to 13.84% p.a. in 4Q16;

b.   TJLP of 7.00% p.a. in 4Q15 to 7.50% p.a. in 4Q16;

              (ii)       Increase of monetary and foreign exchange updates (R$ 3 million);

Partially offset by:

             (iii)       Reduction in other financial expenses (R$ 10 million);

            (iv)       Reduction in capitalized interest (R$ 1 million), due to the commercial start-up of the generation projects that were under construction.

In 2016, net Financial Result was an expense of R$ 535 million, representing na increase of 14.2% (R$ 67 million) compared to 2015.

The main factors that affected the financial expense (increase of R$ 61 million) were:

               (i)       Increase of debt charges, mainly due to the increase in reference rates (R$ 58 million):

a.   Average CDI interbank rate of 13.36% p.a. in 2015 to 14.06% p.a. in 2016;

b.   TJLP of 6.25 % p.a. in 2015 to 7.50% p.a. in 2016;

              (ii)       Increase of monetary and foreign exchange updates (R$ 35 million);

Partially offset by:

             (iii)       Increase in capitalized interest (R$ 22 million);

            (iv)       Reduction in other financial expenses (R$ 9 million).

The main factors that affected the financial revenue (reduction of R$ 5 million) were:

               (i)       Reduction of income from financial investments, mainly due to the lower average cash balance in the period (R$ 3 million);

              (ii)       Increase of PIS and COFINS over other financial revenues (R$ 3 million);

             (iii)       Reduction in other financial revenues (R$ 2 million);

Partially offset by:

            (iv)       Increase in item Additions and Late Payment Fines (R$ 2 million).

11.4.1.7) Net Income

In 4T16, Net Loss was of R$ 24 million, compared to a net income of R$ 75 million in 4Q15 (R$ 99 million). In 2016, Net Loss reached R$ 141 million, compared to a net loss of R$ 56 million in 2015, an increase of 150.1% (R$ 85 million).

11.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 2,054 MW of operating installed capacity and 75 MW of capacity under construction. The operational power plants comprises 39 Small Hydroelectric Power Plants – SHPPs (423 MW), 43 wind farms (1,260 MW), 8 biomass thermoelectric power plants (370 MW) and 1 solar power plant (1 MW). Still under construction there are 2 wind farms (48 MW) and 1 SHPP (27 MW).

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Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 2,987 MW, representing a total portfolio of 5,115 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Biomass	Wind	Solar	Total
Operating	423	370	1,260	1	2,054
Under construction	27	-	48	-	75
Under development	216	-	2,226	544	2,987
Total	666	370	3,535	545	5,115

Campo dos Ventos Wind Farms and São Benedito Wind Farms

The National Electric Energy Agency (ANEEL), through Dispatch No. 3,358, authorized the commercial start-up on December 22, 2016 of the last wind turbines of the Santa Mônica wind farm belonging to the São Benedito wind complex located in the municipality of João Câmara, in the State of Rio Grande do Norte. As a result, the start-up of Campo dos Ventos (São Domingos, Ventos de São Martinho and Campo dos Ventos I, III and V) and São Benedito (Ventos de São Benedito, Ventos de Santo Dimas, Santa Monica and Santa Ursula) Wind Complexes occurred in its totality, with combined installed capacity of 231.0 MW, distributed in 110 wind turbines. CPFL Renováveis traded 100% of the assured energy (125.2 average-MW) of the two complexes to CPFL Brasil, under long-term agreements.

Pedra Cheirosa Wind Farms

The wind farms of Pedra Cheirosa Complex (Pedra Cheirosa I and II), located in the State of Ceará, are under construction. Start-up is scheduled for 1H18. The installed capacity is of 48.3 MW and the assured energy is of 26.1 average-MW. Energy was sold through long-term contract in the 2013 A-5 auction (Pedra Cheirosa I – price: R$ 146.85/MWh | Pedra Cheirosa II – price: R$ 147.78, both in December 2016).

Boa Vista II SHPP

The Boa Vista II SHPP, project located in the State of Minas Gerais, has operations in input prediction from 1Q20. The installed capacity is of 26.5 MW and the assured energy is of 14.8 average-MW. Energy was sold through long-term contracts in the 2015 A-5 new energy auction (price: R$ 228.67/MWh – December 2016).

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12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	12/31/2016	12/31/2015

CURRENT
Cash and Cash Equivalents	6,164,997	5,682,802
Consumers, Concessionaries and Licensees	3,765,893	3,174,918
Dividend and Interest on Equity	73,328	91,392
Financial Investments	449	23,633
Recoverable Taxes	403,848	475,211
Derivatives	163,241	627,493
Sectoral Financial Assets	-	1,464,019
Leases	19,281	12,883
Concession Financial Assets	10,700	9,630
Other Credits	777,451	946,670
TOTAL CURRENT	11,379,187	12,508,652

NON-CURRENT
Consumers, Concessionaries and Licensees	203,185	128,946
Affiliates, Subsidiaries and Parent Company	47,631	84,265
Judicial Deposits	550,072	1,227,527
Financial Investments	62	-
Recoverable Taxes	198,286	167,159
Sectoral Financial Assets	-	489,945
Derivatives	641,357	1,651,260
Deferred Taxes	922,858	334,886
Leases	50,541	34,504
Concession Financial Assets	5,363,144	3,597,474
Investments at Cost	116,654	116,654
Other Credits	715,650	560,014
Investments	1,493,753	1,247,631
Property, Plant and Equipment	9,712,998	9,173,217
Intangible	10,775,613	9,210,338
TOTAL NON-CURRENT	30,791,805	28,023,819

TOTAL ASSETS	42,170,992	40,532,471

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12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2016	12/31/2015

CURRENT
Suppliers	2,728,130	3,161,210
Accrued Interest on Debts	129,364	118,267
Accrued Interest on Debentures	305,180	232,227
Loans and Financing	1,746,284	2,831,654
Debentures	1,242,095	458,165
Employee Pension Plans	33,209	802
Regulatory Charges	366,078	852,017
Taxes, Fees and Contributions	681,544	653,342
Dividend and Interest on Equity	232,851	221,855
Accrued Liabilities	131,707	79,924
Derivatives	6,055	981
Sectoral Financial Liabilities	597,515	-
Public Utilities	10,857	9,457
Other Accounts Payable	807,623	904,971
TOTAL CURRENT	9,018,492	9,524,873

NON-CURRENT
Suppliers	129,781	633
Accrued Interest on Debts	144,709	120,659
Accrued Interest on Debentures	29,153	16,487
Loans and Financing	11,023,685	11,592,206
Debentures	7,423,519	6,363,552
Employee Pension Plans	1,019,233	474,318
Taxes, Fees and Contributions	26,814	-
Deferred Taxes	1,324,134	1,432,594
Reserve for Tax, Civil and Labor Risks	833,276	569,534
Derivatives	112,207	33,205
Sectoral Financial Liabilities	317,406	-
Public Utilities	86,624	83,124
Other Accounts Payable	309,292	191,148
TOTAL NON-CURRENT	22,779,832	20,877,460

SHAREHOLDERS' EQUITY
Capital	5,741,284	5,348,312
Capital Reserve	468,014	468,082
Legal Reserve	739,102	694,058
Statutory Reserve - Concession Financial Assets	702,928	585,451
Statutory Reserve - Strengthening of Working Capital	545,505	392,972
Adittional Dividend Proposed	7,820	-
Other Comprehensive Income	(234,633)	185,321
	7,970,021	7,674,196
Non-Controlling Shareholders' Interest	2,402,648	2,455,942
TOTAL SHAREHOLDERS' EQUITY	10,372,668	10,130,138

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	42,170,992	40,532,471

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12.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	4Q16	4Q15	Variation	2016	2015	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	6,266,120	6,421,970	-2.4%	24,048,596	23,627,430	1.8%
Electricity Sales to Distributors	1,145,511	853,483	34.2%	3,546,690	3,584,187	-1.0%
Revenue from building the infrastructure	537,073	278,900	92.6%	1,354,023	1,046,669	29.4%
Update of concession's financial asset	(11,313)	143,838	-	186,148	393,344	-52.7%
Sectorial financial assets and liabilities	(342,455)	194,554	-	(2,094,695)	2,506,524	-
Other Operating Revenues	1,000,614	826,115	21.1%	3,743,823	3,144,149	19.1%
	8,595,549	8,718,861	-1.4%	30,784,584	34,302,301	-10.3%

DEDUCTIONS FROM OPERATING REVENUES	(3,083,767)	(3,788,942)	-18.6%	(11,672,495)	(13,703,089)	-14.8%
NET OPERATING REVENUES	5,511,783	4,929,919	11.8%	19,112,089	20,599,213	-7.2%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,903,992)	(2,639,168)	10.0%	(9,849,252)	(11,846,779)	-16.9%
Electricity Network Usage Charges	(333,170)	(322,998)	3.1%	(1,350,990)	(1,464,967)	-7.8%
	(3,237,162)	(2,962,166)	9.3%	(11,200,242)	(13,311,747)	-15.9%
OPERATING COSTS AND EXPENSES
Personnel	(320,561)	(240,322)	33.4%	(1,093,916)	(939,209)	16.5%
Material	(46,125)	(34,112)	35.2%	(189,946)	(139,935)	35.7%
Outsourced Services	(187,877)	(146,251)	28.5%	(651,196)	(558,994)	16.5%
Other Operating Costs/Expenses	(264,776)	(200,552)	32.0%	(734,297)	(618,508)	18.7%
Allowance for Doubtful Accounts	(46,323)	(32,769)	41.4%	(176,349)	(126,879)	39.0%
Legal and judicial expenses	(43,660)	(66,295)	-34.1%	(181,887)	(263,463)	-31.0%
Others	(174,794)	(101,488)	72.2%	(376,061)	(228,166)	64.8%
Cost of building the infrastructure	(536,534)	(278,696)	92.5%	(1,352,214)	(1,045,301)	29.4%
Employee Pension Plans	(25,021)	(11,148)	124.5%	(76,504)	(60,184)	27.1%
Depreciation and Amortization	(285,758)	(258,233)	10.7%	(1,036,055)	(977,238)	6.0%
Amortization of Concession's Intangible	(68,839)	(69,090)	-0.4%	(255,110)	(302,665)	-15.7%
	(1,735,490)	(1,238,405)	40.1%	(5,389,239)	(4,642,033)	16.1%

EBITDA[1]	1,004,341	1,148,855	-12.6%	4,125,766	4,143,356	-0.4%

INCOME FROM ELECTRIC ENERGY SERVICE	539,131	729,348	-26.1%	2,522,608	2,645,433	-4.6%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	268,348	368,410	-27.2%	1,200,503	1,143,248	5.0%
Financial Expenses	(721,947)	(626,744)	15.2%	(2,653,977)	(2,551,111)	4.0%
	(453,598)	(258,334)	75.6%	(1,453,474)	(1,407,863)	3.2%

EQUITY ACCOUNTING
Equity Accounting	110,614	92,184	20.0%	311,993	218,020	43.1%
Assets Surplus Value Amortization	(145)	(284)	-49.0%	(579)	(1,136)	-49.0%
	110,469	91,900	20.2%	311,414	216,885	43.6%

INCOME BEFORE TAXES ON INCOME	196,002	562,914	-65.2%	1,380,547	1,454,455	-5.1%

Social Contribution	(25,743)	(55,190)	-53.4%	(150,859)	(160,162)	-5.8%
Income Tax	(33,056)	(145,217)	-77.2%	(350,631)	(419,015)	-16.3%

NET INCOME	137,203	362,507	-62.2%	879,057	875,278	0.4%
Controlling Shareholders' Interest	138,159	304,177	-54.6%	900,885	864,940	4.2%
Non-Controlling Shareholders' Interest	(956)	58,329	-	(21,828)	10,337	-

Note: (1)  EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

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12.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	4Q16	2016

Beginning Balance	5,344,665	5,682,802

Net Income Before Taxes	196,002	1,380,547

Depreciation and Amortization	354,596	1,291,165
Interest on Debts and Monetary and Foreign Exchange Restatements	605,996	2,052,959
Consumers, Concessionaries and Licensees	301,768	(205,828)
Sectoral Financial Assets	319,816	2,494,223
Accounts Receivable - Resources Provided by the CDE/CCEE	84,596	186,052
Suppliers	434,589	(782,963)
Sectoral Financial Liabilities	40,287	288,144
Accounts Payable - CDE	(33,398)	(70,907)
Interest on Debts and Debentures Paid	(341,036)	(1,570,985)
Income Tax and Social Contribution Paid	(188,344)	(875,883)
Others	101,922	447,502
	1,680,792	3,253,479

Total Operating Activities	1,876,794	4,634,026

Investment Activities
Value Paid in Business Combination, Net of the Acquired Cash	(1,496,675)	(1,496,675)
Acquisition of Property, Plant and Equipment, and Intangibles	(678,263)	(2,237,949)
Others	(11,426)	(80,595)
Total Investment Activities	(2,186,364)	(3,815,219)

Financing Activities
Capital Increase by Non Controlling Shareholders	220	467
Loans and Debentures	1,483,918	3,774,355
Principal Amortization of Loans and Debentures, Net of Derivatives	(348,050)	(3,858,451)
Dividend and Interest on Equity Paid	(3,704)	(231,749)
Others	(2,482)	(21,234)
Total Financing Activities	1,129,902	(336,612)

Cash Flow Generation	820,332	482,195

Ending Balance - 12/31/2016	6,164,997	6,164,997

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12.5) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation (R$ million)
	4Q16	4Q15	Var.	2016	2015	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	282,038	288,061	-2.1%	1,089,447	1,072,784	1.6%
Other Operating Revenues	7,518	1,656	354.1%	15,757	6,431	145.0%
	289,555	289,716	-0.1%	1,105,204	1,079,216	2.4%

DEDUCTIONS FROM OPERATING REVENUE	(26,829)	(26,215)	2.3%	(102,091)	(95,625)	6.8%
NET OPERATING REVENUE	262,726	263,502	-0.3%	1,003,113	983,591	2.0%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(22,263)	(40,156)	-44.6%	(74,051)	(201,246)	-63.2%
Eletricity Network Usage Charges	(6,508)	(5,983)	8.8%	(24,470)	(22,249)	10.0%
	(28,771)	(46,139)	-37.6%	(98,521)	(223,495)	-55.9%
OPERATING COSTS AND EXPENSES
Personnel	(8,861)	(8,201)	8.1%	(36,099)	(32,786)	10.1%
Material	(714)	(543)	31.6%	(2,833)	(2,240)	26.5%
Outsourced Services	(7,376)	(5,387)	36.9%	(22,247)	(20,051)	11.0%
Other Operating Costs/Expenses	(12,326)	(8,948)	37.8%	(43,507)	(29,899)	45.5%
Employee Pension Plans	(517)	(73)	608.2%	(1,677)	(413)	306.3%
Depreciation and Amortization	(30,470)	(27,806)	9.6%	(114,055)	(111,680)	2.1%
Amortization of Concession's Intangible	(2,492)	(4,046)	-38.4%	(9,966)	(16,184)	-38.4%
Amortization of goodwill derived from acquisition	(644)	(1,028)	-37.4%	(2,575)	(4,106)	-37.3%
	(63,399)	(56,032)	13.1%	(232,960)	(217,358)	7.2%

EBITDA	313,987	285,083	10.1%	1,107,067	887,486	24.7%

EBIT	170,556	161,330	5.7%	671,631	542,738	23.7%

FINANCIAL INCOME (EXPENSE)
Financial Income	50,970	33,298	53.1%	182,574	110,017	66.0%
Financial Expenses	(146,917)	(136,676)	7.5%	(562,196)	(549,286)	2.4%
Interest on Equity	-	-	-	-	-	-
	(95,948)	(103,378)	-7.2%	(379,622)	(439,269)	-13.6%

EQUITY ACCOUNTING
Equity Accounting	110,469	91,900	20.2%	311,414	216,885	43.6%
Assets Surplus Value Amortization	-	-	0.0%	-	-	0.0%
	110,469	91,900	20.2%	311,414	216,885	43.6%

INCOME BEFORE TAXES ON INCOME	185,078	149,852	23.5%	603,424	320,354	88.4%

Social Contribution	(6,796)	(5,942)	14.4%	(26,499)	(9,797)	170.5%
Income Tax	(17,544)	(16,879)	3.9%	(72,031)	(27,773)	159.4%

NET INCOME (LOSS)	160,738	127,032	26.5%	504,894	282,783	78.5%

Página 72 de 81

12.6) Income Statement – CPFL Renováveis

(R$ thousands)

CPFL Renováveis
	4Q16	4Q15	Var. %	2016	2015	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	31,383	4,724	564.3%	99,793	13,205	655.7%
Eletricity Sales to Distributors	505,991	439,692	15.1%	1,659,063	1,645,224	0.8%
Other Operating Revenues	3,963	29,501	-86.6%	15,408	35,423	-56.5%
	541,337	473,918	14.2%	1,774,264	1,693,852	4.7%

DEDUCTIONS FROM OPERATING REVENUES	(32,408)	(23,291)	39.1%	(101,335)	(95,576)	6.0%
NET OPERATING REVENUES	508,929	450,627	12.9%	1,672,929	1,598,276	4.7%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(61,472)	(20,393)	201.4%	(208,501)	(280,818)	-25.8%
Eletricity Network Usage Charges	(25,207)	(21,800)	15.6%	(89,964)	(78,645)	14.4%
	(86,679)	(42,193)	105.4%	(298,465)	(359,462)	-17.0%
OPERATING COSTS AND EXPENSES
Personnel	(17,186)	(13,615)	26.2%	(64,503)	(52,941)	21.8%
Material	(1,847)	(2,199)	-16.0%	(8,795)	(16,686)	-47.3%
Outsourced Services	(47,283)	(35,096)	34.7%	(180,279)	(148,695)	21.2%
Other Operating Costs/Expenses	(86,429)	14,525	-695.0%	(127,757)	(19,141)	567.5%
Depreciation and Amortization	(108,028)	(105,617)	2.3%	(400,698)	(383,269)	4.5%
Amortization of Concession's Intangible	(38,461)	(37,800)	1.8%	(152,471)	(157,309)	-3.1%
	(299,234)	(179,802)	66.4%	(934,503)	(778,041)	20.1%

EBITDA(1)	269,506	372,049	-27.6%	993,129	1,001,351	-0.8%

EBIT	123,016	228,632	-46.2%	439,960	460,772	-4.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	34,912	32,308	8.1%	132,653	131,354	1.0%
Financial Expenses	(175,708)	(164,052)	7.1%	(667,344)	(599,303)	11.4%
	(140,796)	(131,744)	6.9%	(534,691)	(467,949)	14.3%

INCOME BEFORE TAXES ON INCOME	(17,780)	96,888	-118.4%	(94,731)	(7,176)	1220.0%

Social Contribution	(6,235)	(9,310)	-33.0%	(23,580)	(22,274)	5.9%
Income Tax	(239)	(12,654)	-98.1%	(22,731)	(26,947)	-15.6%

NET INCOME	(24,254)	74,923	-132.4%	(141,042)	(56,398)	150.1%

Página 73 de 81

12.7) Income Statement – Distribution Segment

(R$ thousands)

Consolidated
	4Q16	4Q15	Variation	2016	2015	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,812,404	6,137,777	-5.3%	22,476,837	22,492,874	-0.1%
Electricity Sales to Distributors	339,012	128,446	163.9%	797,885	850,429	-6.2%
Revenue from building the infrastructure	522,301	273,359	91.1%	1,304,463	1,009,184	29.3%
Adjustments to the concession´s financial asset	(11,313)	143,838	-107.9%	186,148	393,344	-52.7%
Sectoral financial assets and liabilities	(342,455)	194,554	-	(2,094,695)	2,506,524	-
Other Operating Revenues	967,637	776,583	24.6%	3,602,076	3,031,133	18.8%
	7,287,585	7,654,556	-4.8%	26,272,714	30,283,487	-13.2%

DEDUCTIONS FROM OPERATING REVENUE	(2,955,398)	(3,692,632)	-20.0%	(11,233,023)	(13,315,946)	-15.6%
NET OPERATING REVENUE	4,332,186	3,961,924	9.3%	15,039,691	16,967,541	-11.4%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,511,062)	(2,386,403)	5.2%	(8,496,403)	(10,561,568)	-19.6%
Electricity Network Usage Charges	(308,461)	(301,367)	2.4%	(1,263,684)	(1,385,257)	-8.8%
	(2,819,523)	(2,687,769)	4.9%	(9,760,087)	(11,946,826)	-18.3%
OPERATING COSTS AND EXPENSES
Personnel	(220,388)	(167,148)	31.9%	(728,680)	(654,490)	11.3%
Material	(32,874)	(24,564)	33.8%	(122,964)	(94,361)	30.3%
Outsourced Services	(189,986)	(148,441)	28.0%	(657,259)	(529,321)	24.2%
Other Operating Costs/Expenses	(150,527)	(160,280)	-6.1%	(546,520)	(529,759)	3.2%
Allowance for Doubtful Accounts	(41,568)	(30,759)	35.1%	(168,264)	(121,591)	38.4%
Legal and Judicial Expenses	(41,860)	(65,027)	-35.6%	(168,136)	(246,956)	-31.9%
Others	(67,099)	(64,494)	4.0%	(210,119)	(161,212)	30.3%
Cost of building the infrastructure	(522,301)	(273,359)	91.1%	(1,304,463)	(1,009,184)	29.3%
Employee Pension Plans	(24,504)	(11,075)	121.3%	(74,827)	(59,771)	25.2%
Depreciation and Amortization	(142,556)	(119,417)	19.4%	(501,236)	(461,999)	8.5%
Amortization of Concession's Intangible	(12,207)	(5,014)	143.5%	(29,960)	(20,418)	46.7%
Amortization of goodwill derived from acquisition	(15,035)	(21,202)	-29.1%	(60,138)	(104,642)	-42.5%
	(1,310,379)	(930,500)	40.8%	(4,026,047)	(3,463,945)	16.2%

EBITDA(1)	372,082	489,289	-24.0%	1,844,891	2,143,829	-13.9%

INCOME FROM ELECTRIC ENERGY SERVICE	202,285	343,655	-41.1%	1,253,557	1,556,770	-19.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	164,699	256,369	-35.8%	781,365	740,628	5.5%
Financial Expenses	(365,577)	(280,167)	30.5%	(1,331,973)	(1,256,801)	6.0%
Interest on Equity
	(200,878)	(23,798)	744.1%	(550,608)	(516,173)	6.7%

INCOME BEFORE TAXES ON INCOME	1,407	319,857	-99.6%	702,949	1,040,597	-32.4%

Social Contribution	(5,771)	(34,078)	-83.1%	(80,662)	(109,055)	-26.0%
Income Tax	(15,606)	(99,418)	-84.3%	(215,086)	(305,577)	-29.6%

Net Income	(19,970)	186,362	-	407,201	625,964	-34.9%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 74 de 81

12.8) Income Statement – Distribution Segment (without RGE Sul)

(R$ thousands)

Consolidated
	4Q16	4Q15	Variation	2016	2015	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,087,817	6,137,777	-17.1%	21,752,250	22,492,874	-3.3%
Electricity Sales to Distributors	321,817	128,446	150.5%	780,690	850,429	-8.2%
Revenue from building the infrastructure	455,449	273,359	66.6%	1,237,611	1,009,184	22.6%
Adjustments to the concession´s financial asset	(16,225)	143,838	-111.3%	181,235	393,344	-53.9%
Sectoral financial assets and liabilities	(311,017)	194,554	-	(2,063,256)	2,506,524	-
Other Operating Revenues	858,693	776,583	10.6%	3,493,132	3,031,133	15.2%
	6,396,534	7,654,556	-16.4%	25,381,663	30,283,487	-16.2%

DEDUCTIONS FROM OPERATING REVENUE	(2,587,024)	(3,692,632)	-29.9%	(10,864,649)	(13,315,946)	-18.4%
NET OPERATING REVENUE	3,809,509	3,961,924	-3.8%	14,517,014	16,967,541	-14.4%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,223,287)	(2,386,403)	-6.8%	(8,208,628)	(10,561,568)	-22.3%
Electricity Network Usage Charges	(270,576)	(301,367)	-10.2%	(1,225,799)	(1,385,257)	-11.5%
	(2,493,863)	(2,687,769)	-7.2%	(9,434,427)	(11,946,826)	-21.0%
OPERATING COSTS AND EXPENSES
Personnel	(187,677)	(167,148)	12.3%	(695,969)	(654,490)	6.3%
Material	(27,332)	(24,564)	11.3%	(117,421)	(94,361)	24.4%
Outsourced Services	(167,808)	(148,441)	13.0%	(635,082)	(529,321)	20.0%
Other Operating Costs/Expenses	(117,999)	(160,280)	-26.4%	(513,991)	(529,759)	-3.0%
Allowance for Doubtful Accounts	(36,466)	(30,759)	18.6%	(163,162)	(121,591)	34.2%
Legal and Judicial Expenses	(30,765)	(65,027)	-52.7%	(157,041)	(246,956)	-36.4%
Others	(50,769)	(64,494)	-21.3%	(193,789)	(161,212)	20.2%
Cost of building the infrastructure	(455,449)	(273,359)	66.6%	(1,237,611)	(1,009,184)	22.6%
Employee Pension Plans	(23,141)	(11,075)	109.0%	(73,464)	(59,771)	22.9%
Depreciation and Amortization	(120,257)	(119,417)	0.7%	(478,937)	(461,999)	3.7%
Amortization of Concession's Intangible	(5,918)	(5,014)	18.0%	(23,670)	(20,418)	15.9%
Amortization of goodwill derived from acquisition	(15,035)	(21,202)	-29.1%	(60,138)	(104,642)	-42.5%
	(1,120,614)	(930,500)	20.4%	(3,836,283)	(3,463,945)	10.7%

Adjusted EBITDA(1)	336,241	489,289	-31.3%	1,809,050	2,143,829	-15.6%

INCOME FROM ELECTRIC ENERGY SERVICE	195,032	343,655	-43.2%	1,246,305	1,556,770	-19.9%

FINANCIAL INCOME (EXPENSE)
Financial Income	158,836	256,369	-38.0%	775,501	740,628	4.7%
Financial Expenses	(326,802)	(280,167)	16.6%	(1,293,197)	(1,256,801)	2.9%
Interest on Equity
	(167,966)	(23,798)	605.8%	(517,696)	(516,173)	0.3%

INCOME BEFORE TAXES ON INCOME	27,066	319,857	-91.5%	728,609	1,040,597	-30.0%

Social Contribution	(5,234)	(34,078)	-84.6%	(80,125)	(109,055)	-26.5%
Income Tax	(14,115)	(99,418)	-85.8%	(213,595)	(305,577)	-30.1%

Adjusted Net Income(2)	7,717	186,362	-95.9%	434,888	625,964	-30.5%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 75 de 81

12.9) Income Statement – Distribution Segment

(R$ thousands)

CPFL PAULISTA
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	3,370,861	4,018,635	-16.1%	13,183,066	15,879,195	-17.0%
Net Operating Revenue	1,998,615	2,044,034	-2.2%	7,555,155	8,754,239	-13.7%
Cost of Electric Power	(1,312,976)	(1,418,563)	-7.4%	(4,992,385)	(6,293,826)	-20.7%
Operating Costs & Expenses	(562,961)	(485,029)	16.1%	(1,904,120)	(1,728,118)	10.2%
EBIT	122,678	140,443	-12.6%	658,651	732,296	-10.1%
EBITDA (1)	177,586	192,410	-7.7%	873,130	947,148	-7.8%
Financial Income (Expense)	(83,624)	(4,868)	1617.8%	(244,640)	(248,078)	-1.4%
Income Before Taxes	39,054	135,575	-71.2%	414,011	484,217	-14.5%
Net Income	20,211	76,536	-73.6%	255,329	298,203	-14.4%

CPFL PIRATININGA
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	1,359,352	1,809,817	-24.9%	5,741,707	6,972,684	-17.7%
Net Operating Revenue	768,287	902,514	-14.9%	3,132,760	3,817,267	-17.9%
Cost of Electric Power	(574,180)	(631,089)	-9.0%	(2,186,823)	(2,734,588)	-20.0%
Operating Costs & Expenses	(215,185)	(165,475)	30.0%	(721,502)	(638,523)	13.0%
EBIT	(21,078)	105,950	-119.9%	224,435	444,156	-49.5%
EBITDA (1)	2,479	127,263	-98.1%	317,096	537,712	-41.0%
Financial Income (Expense)	(43,375)	(9,616)	351.1%	(106,879)	(115,731)	-7.6%
Income Before Taxes	(64,453)	96,334	-	117,556	328,425	-64.2%
Net Income	(44,490)	61,421	-	68,114	211,637	-67.8%

RGE
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	1,287,346	1,422,116	-9.5%	5,027,031	5,793,068	-13.2%
Net Operating Revenue	795,824	795,105	0.1%	2,947,061	3,452,727	-14.6%
Cost of Electric Power	(481,286)	(502,803)	-4.3%	(1,769,518)	(2,327,667)	-24.0%
Operating Costs & Expenses	(241,245)	(192,491)	25.3%	(873,371)	(766,445)	14.0%
EBIT	73,293	99,811	-26.6%	304,172	358,615	-15.2%
EBITDA (1)	112,547	134,507	-16.3%	457,807	493,528	-7.2%
Financial Income (Expense)	(36,797)	(11,986)	207.0%	(143,741)	(132,517)	8.5%
Income Before Taxes	36,496	87,825	-58.4%	160,431	226,099	-29.0%
Net Income	23,514	53,943	-56.4%	102,647	145,804	-29.6%

CPFL SANTA CRUZ
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	165,095	154,427	6.9%	619,694	705,287	-12.1%
Net Operating Revenue	108,189	77,285	40.0%	384,243	410,049	-6.3%
Cost of Electric Power	(59,983)	(61,425)	-2.3%	(219,762)	(281,403)	-21.9%
Operating Costs & Expenses	(37,241)	(33,851)	10.0%	(121,112)	(100,036)	21.1%
EBIT	10,965	(17,990)	-160.9%	43,368	28,610	51.6%
EBITDA (1)	14,170	(11,517)	-223.0%	60,472	44,984	34.4%
Financial Income (Expense)	(2,939)	315	-	(10,600)	(9,451)	12.2%
Income Before Taxes	8,026	(17,675)	-	32,768	19,159	71.0%
Net Income	6,589	(12,138)	-	23,797	12,424	91.5%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Página 76 de 81

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	51,542	56,366	-8.6%	185,355	208,918	-11.3%
Net Operating Revenue	35,694	34,707	2.8%	120,413	127,615	-5.6%
Cost of Electric Power	(13,709)	(15,417)	-11.1%	(56,942)	(66,838)	-14.8%
Operating Costs & Expenses	(13,508)	(9,211)	46.6%	(41,727)	(32,807)	27.2%
EBIT	8,478	10,079	-15.9%	21,745	27,969	-22.3%
EBITDA (1)	10,490	12,836	-18.3%	28,934	34,547	-16.2%
Financial Income (Expense)	(1,717)	(1,339)	28.2%	(5,709)	(6,862)	-16.8%
Income Before Taxes	6,761	8,739	-22.6%	16,036	21,106	-24.0%
Net Income	4,247	5,668	-25.1%	10,731	13,556	-20.8%

CPFL SUL PAULISTA
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	66,379	77,739	-14.6%	247,889	284,431	-12.8%
Net Operating Revenue	44,123	46,226	-4.6%	155,045	164,416	-5.7%
Cost of Electric Power	(19,078)	(21,179)	-9.9%	(77,736)	(88,441)	-12.1%
Operating Costs & Expenses	(19,215)	(10,952)	75.5%	(58,228)	(40,812)	42.7%
EBIT	5,830	14,096	-58.6%	19,081	35,164	-45.7%
EBITDA (1)	7,711	17,594	-56.2%	27,908	42,716	-34.7%
Financial Income (Expense)	(1,715)	(3,165)	-45.8%	(5,944)	(9,485)	-37.3%
Income Before Taxes	4,115	10,930	-62.4%	13,137	25,679	-48.8%
Net Income	2,609	6,700	-61.1%	8,455	16,201	-47.8%

CPFL JAGUARI
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	59,407	75,942	-21.8%	241,044	287,854	-16.3%
Net Operating Revenue	34,892	39,101	-10.8%	136,613	150,589	-9.3%
Cost of Electric Power	(22,581)	(26,168)	-13.7%	(91,203)	(108,265)	-15.8%
Operating Costs & Expenses	(8,851)	(6,812)	29.9%	(28,757)	(25,723)	11.8%
EBIT	3,461	6,121	-43.5%	16,653	16,600	0.3%
EBITDA (1)	3,674	7,730	-52.5%	20,239	20,640	-1.9%
Financial Income (Expense)	(1,103)	(1,046)	5.5%	(3,791)	(8,319)	-54.4%
Income Before Taxes	2,358	5,076	-53.6%	12,862	8,281	55.3%
Net Income	1,566	3,165	-50.5%	7,988	4,852	64.6%

CPFL MOCOCA
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	36,539	39,513	-7.5%	135,876	152,051	-10.6%
Net Operating Revenue	23,871	22,951	4.0%	85,724	90,640	-5.4%
Cost of Electric Power	(10,070)	(11,126)	-9.5%	(40,057)	(45,799)	-12.5%
Operating Costs & Expenses	(7,375)	(5,477)	34.7%	(27,328)	(26,839)	1.8%
EBIT	6,427	6,348	1.2%	18,338	18,002	1.9%
EBITDA (1)	7,571	8,465	-10.6%	23,463	22,553	4.0%
Financial Income (Expense)	(1,895)	(1,770)	7.1%	(5,160)	(6,981)	-26.1%
Income Before Taxes	4,532	4,578	-1.0%	13,179	11,021	19.6%
Net Income	3,294	2,592	27.1%	9,198	6,679	37.7%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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Summary of Income Statement by Distribution Company (R$ Thousands)

RGE SUL
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	891,051	-	-	891,051	-	-
Net Operating Revenue	522,677	-	-	522,677	-	-
Cost of Electric Power	(325,661)	-	-	(325,661)	-	-
Operating Costs & Expenses	(189,764)	-	-	(189,764)	-	-
EBIT	7,252	-	-	7,252	-	-
EBITDA (1)	35,841	-	-	35,841	-	-
Financial Income (Expense)	(32,912)	-	-	(32,912)	-	-
Income Before Taxes	(25,660)	-	-	(25,660)	-	-
Net Income	(27,687)	-	-	(27,687)	-	-

RGE SUL
	4Q16	4Q15	Var.	2016	2015	Var.
Gross Operating Revenue	1,277,242	1,710,895	-25.3%	5,121,995	5,655,625	-9.4%
Net Operating Revenue	742,174	1,075,444	-31.0%	2,853,167	3,265,691	-12.6%
Cost of Electric Power	(484,288)	(752,588)	-35.7%	(1,862,347)	(2,368,523)	-21.4%
Operating Costs & Expenses	(296,632)	(216,955)	36.7%	(976,950)	(770,463)	26.8%
EBIT	(38,746)	105,901	-136.6%	13,870	126,705	-89.1%
EBITDA (1)	(3,348)	139,881	-102.4%	153,976	258,361	-40.4%
Financial Income (Expense)	(95,369)	(127,991)	-25.5%	(197,588)	(131,846)	49.9%
Income Before Taxes	(134,115)	(22,090)	507.1%	(183,719)	(5,141)	3473.5%
Net Income	(370,367)	(14,774)	2406.8%	(403,967)	(4,922)	8107.9%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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12.10) Sales within the Concession Area by Distributor (In GWh)

CPFL Paulista
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	2,288	2,350	-2.6%	8,938	9,027	-1.0%
Industrial	2,713	2,745	-1.2%	10,623	11,007	-3.5%
Commercial	1,407	1,519	-7.4%	5,483	5,743	-4.5%
Others	1,122	1,095	2.5%	4,224	4,153	1.7%
Total	7,530	7,709	-2.3%	29,267	29,929	-2.2%

CPFL Piratininga
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	922	956	-3.5%	3,762	3,916	-3.9%
Industrial	1,550	1,789	-13.4%	6,288	7,422	-15.3%
Commercial	581	619	-6.0%	2,381	2,430	-2.0%
Others	282	281	0.2%	1,117	1,109	0.7%
Total	3,335	3,645	-8.5%	13,547	14,877	-8.9%

RGE
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	622	597	4.1%	2,581	2,462	4.8%
Industrial	829	846	-2.0%	3,288	3,391	-3.0%
Commercial	330	349	-5.5%	1,374	1,421	-3.3%
Others	693	653	6.1%	2,769	2,664	4.0%
Total	2,474	2,445	1.2%	10,013	9,939	0.7%

CPFL Santa Cruz
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	89	88	1.2%	356	352	1.0%
Industrial	52	56	-5.9%	209	225	-6.8%
Commercial	40	42	-5.1%	158	165	-4.1%
Others	106	85	25.1%	371	347	7.1%
Total	288	271	6.3%	1,094	1,088	0.6%

CPFL Jaguari
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	22	22	0.4%	89	88	1.1%
Industrial	94	103	-9.0%	382	389	-1.9%
Commercial	14	13	2.7%	52	51	1.8%
Others	10	10	0.0%	38	38	1.1%
Total	140	149	-5.9%	561	566	-0.9%

CPFL Mococa
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	19	19	0.8%	76	75	0.8%
Industrial	16	17	-1.1%	65	62	4.1%
Commercial	8	8	-6.9%	30	32	-5.2%
Others	16	16	-2.0%	61	61	0.7%
Total	59	60	-1.6%	232	230	0.8%

CPFL Leste Paulista
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	25	25	0.3%	100	99	0.5%
Industrial	23	20	13.9%	86	78	10.6%
Commercial	11	12	-5.4%	44	46	-2.6%
Others	29	28	3.5%	114	111	2.1%
Total	89	86	3.8%	344	334	3.0%

CPFL Sul Paulista
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	36	36	0.8%	145	144	0.6%
Industrial	44	67	-33.2%	184	300	-38.6%
Commercial	14	15	-3.5%	57	59	-3.7%
Others	24	23	1.5%	92	93	-0.5%
Total	119	141	-15.7%	478	595	-19.8%

RGE Sul (*)
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	426	-	0.0%	426	-	0.0%
Industrial	445	-	0.0%	445	-	0.0%
Commercial	207	-	0.0%	207	-	0.0%
Others	373	-	0.0%	373	-	0.0%
Total	1,451	-	0.0%	1,451	-	0.0%

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12.11) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	2,288	2,350	-2.6%	8,938	9,027	-1.0%
Industrial	764	964	-20.7%	3,318	3,834	-13.5%
Commercial	1,179	1,376	-14.3%	4,799	5,187	-7.5%
Others	1,083	1,059	2.3%	4,088	4,021	1.7%
Total	5,315	5,750	-7.6%	21,142	22,068	-4.2%

CPFL Piratininga
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	922	956	-3.5%	3,762	3,916	-3.9%
Industrial	389	520	-25.2%	1,740	2,089	-16.7%
Commercial	473	554	-14.6%	2,059	2,169	-5.1%
Others	251	268	-6.5%	1,033	1,062	-2.7%
Total	2,034	2,298	-11.5%	8,594	9,236	-7.0%

RGE
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	622	597	4.1%	2,581	2,462	4.8%
Industrial	319	387	-17.4%	1,380	1,540	-10.4%
Commercial	310	330	-6.1%	1,298	1,344	-3.5%
Others	691	653	5.7%	2,766	2,664	3.8%
Total	1,941	1,967	-1.3%	8,026	8,011	0.2%

CPFL Santa Cruz
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	89	88	1.2%	356	352	1.0%
Industrial	32	44	-26.3%	149	179	-16.7%
Commercial	38	42	-8.3%	156	164	-5.1%
Others	106	85	25.1%	371	347	7.1%
Total	266	259	2.8%	1,032	1,042	-1.0%

CPFL Jaguari
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	22	22	0.4%	89	88	1.1%
Industrial	59	80	-26.5%	271	315	-13.8%
Commercial	14	13	2.7%	52	51	1.8%
Others	10	10	0.0%	38	38	1.1%
Total	105	126	-16.5%	451	492	-8.4%

CPFL Mococa
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	19	19	0.8%	76	75	0.8%
Industrial	9	9	5.0%	36	36	1.9%
Commercial	8	8	-7.4%	30	32	-5.3%
Others	16	16	-2.0%	61	61	0.7%
Total	52	52	-0.7%	204	204	0.0%

CPFL Leste Paulista
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	25	25	0.3%	100	99	0.5%
Industrial	8	7	11.6%	29	28	2.3%
Commercial	11	12	-5.4%	44	46	-2.6%
Others	29	28	3.5%	114	111	2.1%
Total	74	72	1.7%	287	285	0.8%

CPFL Sul Paulista
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	36	36	0.8%	145	144	0.6%
Industrial	25	24	1.7%	96	96	0.0%
Commercial	14	15	-3.5%	57	59	-3.7%
Others	24	23	1.5%	92	93	-0.5%
Total	99	98	0.5%	390	392	-0.5%

RGE Sul (*)
	4Q16	4Q15	Var.	2016	2015	Var.
Residential	426	-	0.0%	426	-	0.0%
Industrial	162	-	0.0%	162	-	0.0%
Commercial	191	-	0.0%	191	-	0.0%
Others	373	-	0.0%	373	-	0.0%
Total	1,152	-	0.0%	1,152	-	0.0%

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12.12) Reconciliation of Net Debt/Ebitda Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation

(in R$ million)

Net Debt Pro forma reconciliation (2016)

Net debt - Generation projects
Dec-2016	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapeco-ense	Epasa	Subtotal
Borrowings and debentures	315	6,379	36	6,730	241	150	1,430	254	2,075	8,805
(-) Cash and cash equivalents	(238)	(909)	(25)	(1,172)	(289)	(19)	(280)	(86)	(674)	(1,846)
Net Debt	77	5,470	11	5,558	- 48	131	1,150	169	1,402	6,959
CPFL stake (%)	65%	51.61%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Net Debt in generation projects	50	2,823	7	2,880	- 24	33	586	90	686	3,565

Reconciliation
CPFL Energia
Gross Debt		21,358
(-) Cash and cash equivalents		(6,165)
Net Debt (IFRS)		15,193
(-) Fully consolidated projects		(5,558)
(+) Proportional consolidation		3,565
(+) Others[1]		24
Net Debt (Pro Forma)		13,225

EBITDA Pro Forma reconciliation (2016)

EBITDA - Generation projects
2016	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapeco-ense	Epasa	Subtotal
Net operating revenue	301	1,647	31	1,979	565	240	790	548	2,143	4,121
Operating cost and expense	(67)	(653)	(27)	(748)	(137)	(77)	(140)	(328)	(682)	(1,431)
EBITDA	234	993	3	1,230	428	163	650	220	1,460	2,691
CPFL stake (%)	65%	51.61%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Proportional EBITDA	152	513	2	667	208	41	331	117	698	1,364

Reconciliation
CPFL Energia - 2016
Net income		879
Amortization		1,292
Financial Results		1,453
Income Tax /Social Contribution		501
EBITDA		4,126
(-) Equity income		(312)
(-) EBITDA - Fully consolidated projects		(1,230)
(+) Proportional EBITDA		1,364
(+) RGE Sul - Jan to Oct-16[2]		169
EBITDA Pro Forma		4,117

Net Debt / EBITDA Pro Forma		3,21x

Notes:

1) Adjustment to adequate financial covenants calculation, due to the renegotiation of invoices´ maturity among related parties, in order to include amounts related to the investees accounted for under the equity method.

2) In accordance with financial covenants calculation in cases of assets acquired by the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 24, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.